



KOGER EQUITY, INC.

ANNUAL REPORT 2001

Dear Shareholder:

This past year was a defining one for Koger Equity, with the achievement of several significant milestones under our corporate repositioning program. Two key transactions led the Company's success. In the first transaction, closed December 2001, we substantially altered the makeup of our portfolio of assets through the sale of ten properties for an aggregate price of $303 million, the largest sale in the Company's history. In a second transaction, closed shortly after the end of the fiscal year, Koger began to reinvest the capital raised through this asset sale into markets with higher-growth, higher-return on equity prospects with our $125 million acquisition of Three Ravinia in the Atlanta Central Perimeter submarket. At the end of 1997, prior to the implementation of our corporate repositioning program, the average age of the Company's office portfolio was 17 years. By December 31, 2001, the Company's office portfolio had an average age of 14 years.

The sale of Koger's non-core assets included ten properties comprising 75 suburban office buildings and one retail center located in suburban submarkets in San Antonio and Austin, Texas; Greensboro and Charlotte, North Carolina; Greenville, South Carolina and Birmingham, Alabama. The proceeds from this sale, $206.7 million cash, the exchange of the purchaser's 5.73 million shares of Koger Equity common stock and a continued management and participation interest in the properties, allowed the Company to achieve several important goals. This transaction (1) substantially deleveraged the balance sheet, (2) funded a special distribution to shareholders of $1.74 per share, (3) allowed us to exit non-core markets and (4) positioned the Company to expand our presence in stronger markets.

This significant asset sale allowed Koger to purchase Three Ravinia, which marked our first step toward strengthening the Company's asset base by investing in opportunities with greater potential for return. Three Ravinia is truly a landmark property. The building is an 805,972 square foot, Class A trophy office building in the epicenter of Atlanta's Central Perimeter submarket. The purchase price of the building represented a cost of approximately $155 per rentable square foot, a significant discount to its current estimated reproduction cost. While the building was delivered only 57% leased, we believe that, given the purchase price, the investment will stabilize at an overall return consistent with ground-up development without the commensurate construction and leasing risk.

Looking at the financial results, Koger continues to show consistent growth. The Company's funds from operations (FFO) in 2001 totaled $69.7 million on revenues of $170.6 million, compared with FFO of $56.1 million on revenues of $167.9 million for the same period in 2000, a 24.2% increase in FFO and a 1.6% increase in revenues. FFO per fully diluted share for 2001 was $2.52 as compared to $2.01 per fully diluted share for the same period in 2000, a 25.4% increase. Included in the year 2000 was a charge of $12.8 million related to the Company's reorganization. Excluding this reorganization charge, FFO would have been $68.9 million or $2.46 per share on a fully diluted basis, representing a 1.1% increase in FFO and a 2.4% increase in fully diluted FFO per share between years.

For properties owned on December 31, 2001, the Company signed 1,235,000 square feet of leases in 325 transactions during 2001 and did so at an average cost of $1.18 per square foot per year. The tenant retention rate was 66% for the year. Occupancy for the properties owned on December 31 2001, was down 1.4% to 90% at December 31, 2001 compared with 91.4% at December 31, 2000. Dividend coverage to FFO was 55.6% and to Cash Available for Distribution was 66.7% for the year ended December 31, 2001. Operating margins and expense control have improved slightly from 62.4% to 62.8% for the years ended December 31, 2000 and 2001. For 2001, portfolio-wide net operating income was increased to $104.0 million compared to $102.9 million for the prior year.

During 2001, Koger shareholders received a significant increase in total return on their equity. Koger's stock price increased from $15.56 to $16.30 during 2001, a 4.7% increase, which together with an annual dividend of $1.40 made a total return during 2001 to shareholders of 13.7%. When the $1.74 capital gain distribution discussed above is included, total shareholder return was 24.9% in 2001.

We believe the future will be even more rewarding, and the first quarter of 2002 has already been marked by several highlights. In addition to the Three Ravinia acquisition, we completed the acquisition of the limited partnership interests in Koger-Vanguard Partners, LP, which owns the Vanguard Centre, an office park located in Charlotte, North Carolina, for approximately $16.5 million. With this purchase, the Company also acquired the limited partner's right to convert their partnership shares to 999,710 shares of Koger common stock – prior to their being issued and therefore not entitled to the $1.74 capital gain dividend. We also obtained a $125 million secured revolving credit facility with Fleet National Bank, as the lead bank, which is set to mature in December 2004.

As we move into 2002, we anticipate an exciting and challenging year. We will continue to seek out investments of the caliber and return potential of Three Ravinia, adding assets with higher profitability potential in choice high-growth markets. We believe that in the current suburban office markets of the Southeast and Southwest there are opportunities to invest, which we anticipate, will yield superior returns for our shareholders. Our market focus lists have not changed as a result of the events of September 11 and the economic lag that took place throughout the year. We continue to target markets in Florida and Atlanta and we are looking at new markets meeting our investment criteria, such as Northern Virginia. All of the regions we look at have some essential elements in common: they are all over 100 million square feet in total asset base and are Class A suburban markets with underlying demand characteristics which are strong, consistent, and which present opportunities for us to add value. As we continue to seek out high-margin, high-return opportunities in attractive markets, we will seek to supplement our own capital where appropriate with that of other institutional partners in making investments.

We will continue to set goals for our corporate repositioning program. The asset sale in 2001 leaves us strategically well positioned to continue to take advantage of market opportunities. Our balance sheet remains strong, with enhanced liquidity and cash reserves. As we identify assets that meet our investment objectives, we are prepared to invest. Alternatively, if we cannot find attractive acquisitions, we are always prepared to find alternative uses for cash on hand.

With the continued commitment of our employees and shareholders, we believe we can continue to achieve a high level of performance. We thank you for being our partners and we appreciate your support and confidence.



Victor A. Hughes, Jr.
Chairman of the Board



Thomas J. Crocker
Chief Executive Officer

The foregoing message to the Shareholders contains forward-looking statements concerning 2002. The actual results of operations for 2002 could differ materially from those projected because of factors affecting the financial markets, reactions of the Company's existing and prospective investors, the ability of the Company to identify and execute development projects and acquisition opportunities, the ability of the Company to renew and enter into new leases on favorable terms, and other risk factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and " Cautionary Statement Relevant to Forward-Looking Information for Purpose of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001** OR

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 1-9997

KOGER EQUITY, INC.
(Exact name of Registrant as specified in its Charter)

FLORIDA	59-2898045
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
433 Plaza Real, Suite 335 Boca Raton, Florida	33432
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(561) 395-9666**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
1. Common Stock, Par Value $.01	New York Stock Exchange
2. Common Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Title of Class
NONE

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

The aggregate market value of the voting stock held by non-affiliates of the registrant on March 1, 2002 was approximately $369,853,000.

The number of shares of registrant's Common Stock outstanding on March 1, 2002 was 21,134,458.

Documents Incorporated by Reference

The Company's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Act of 1934 for the 2002 Annual Meeting of Shareholders is incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General

Koger Equity, Inc. ("KE") is a self-administered and self-managed equity real estate investment trust (a "REIT") which develops, owns, operates and manages suburban office buildings (the "Office Buildings") primarily located in 12 office centers (each a "Koger Center") located in eight metropolitan areas throughout the southeastern United States. As of December 31, 2001, KE owns 120 Office Buildings, of which 118 are in Koger Centers and two are outside Koger Centers but in metropolitan areas where Koger Centers are located. Koger-Vanguard Partners, L.P. ("KVP") is a limited partnership, for which KE is the general partner, which owns suburban office buildings located in a Koger Center. As of December 31, 2001, KVP owns 13 Office Buildings. The Office Buildings contain approximately 6.9 million rentable square feet and were on average 90 percent leased as of December 31, 2001. While KE expects to continue the development of suburban office properties for its own account, it may from time to time acquire developed properties compatible with its properties in other markets primarily in the Southeast if such acquisitions can be made on terms favorable to KE. During December 2001, KE sold 75 suburban office buildings and one retail center, containing more than 3.9 million rentable square feet, located throughout San Antonio and Austin, Texas; Greensboro and Charlotte, North Carolina; Greenville, South Carolina; and Birmingham, Alabama. These properties were sold to AP-Knight, LP ("AP-Knight"), an affiliate of Apollo Real Estate Investment Fund ("Apollo").

KE owns approximately 78 acres of unencumbered land held for development and approximately one acre of unencumbered land held for sale. A majority of the land held for development adjoins Office Buildings in four Koger Centers, which have infrastructure, including roads and utilities, in place. The remaining land held for development adjoins properties which were sold during 2001. KE intends over time to develop and construct office buildings using this land and to acquire additional land for development. In addition, KE provides leasing, management and other customary tenant-related services for the Koger Centers.

In addition to managing its own properties, KE provides property and asset management services through its wholly-owned subsidiaries, Southeast Properties Holding Corporation ("Southeast"), Koger Real Estate Services, Inc. ("KRES") and Koger Realty Services, Inc. ("KRSI") for office buildings owned by unaffiliated parties (KE, KVP, Southeast, KRES and KRSI are hereafter referred to as the "Company"). Through August 2001, KRSI provided property management services to Koala Realty Holding Company, Inc. ("Koala") for 55 office properties. On December 12, 2001, KRSI began providing property management services to the properties sold to AP-Knight. The Company currently provides asset management services to Crocker Realty Trust for office properties containing approximately 4.6 million square feet.

KE operates in a manner so as to qualify as a REIT under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company will not, with certain limited exceptions, be taxed at the corporate level on taxable income distributed to its shareholders on a current basis. The Company distributes at least 90 percent of its annual REIT taxable income (which term is used herein as defined and modified in the Code) to its shareholders. To qualify as a REIT, a corporation must meet certain substantive tests: (a) at least 95 percent of its gross income must be derived from certain passive and real estate sources; (b) at least 75 percent of its gross income must be derived from certain real estate sources; (c) at the close of each calendar quarter, it must meet certain tests designed to ensure that its assets consist principally (at least 75 percent by value) of real estate assets, cash and cash equivalents and that its holdings of securities are adequately diversified; (d) each year, it must distribute at least 90 percent of its REIT taxable income; and (e) at no time during the second half of any calendar year may the Company be "closely held" (i.e., have more than 50 percent in value of its outstanding stock owned, directly, indirectly or constructively, by not more than five individuals). The constructive ownership rules, among other things, treat the shareholders of a corporation as owning proportionately any stock in another corporation owned by the first corporation. Management fee revenue does not qualify as real estate or passive income for purposes of determining whether the Company has met the REIT requirements that at least 95 percent of the Company's gross income be derived from certain real estate and passive sources and that at least 75 percent of its gross income be derived from certain real estate sources. Accordingly, in the event the Company derives income in excess of five percent from management and other "non-real estate" and "non-passive" activities, the Company would no longer qualify as a REIT for federal income tax purposes and would be required to pay federal income taxes as a business corporation. The income earned by KRSI is not included in determining KE's qualification as a REIT.

Two major governmental tenants, when all of their respective departments and agencies which lease space in the Company's buildings are combined, lease more than 10 percent of the rentable area of the Company's buildings and contribute more than 10 percent of the Company's annualized rentals as of December 31, 2001. At that date, the United States of America leased 13 percent of the Company's rentable square feet and accounted for an aggregate of 15.7 percent of the Company's annualized rents. In addition, the State of Florida leased 11.1 percent of the Company's rentable square feet and accounted for 13.5 percent of the Company's annualized rents. Some of the Company's principal tenants are the United States of America, the State of Florida, Blue Cross and Blue Shield of Florida, Landstar System Holdings, Wellspring Resources, Siemens Westinghouse, Zurich Insurance, General Electric, Hoechst Celanese Corp. and Hanover Insurance. Governmental tenants (including the State of Florida and the United States of America), which account for 27.3 percent of the Company's leased space, may be subject to budget reductions in times of recession and governmental austerity measures. There can be no assurance that governmental appropriations for rents may not be reduced. Additionally, certain private-sector tenants, which have contributed to the Company's rent stream, may reduce their current demands, or curtail their future need, for additional office space.

Competition

The Company competes in the leasing of office space with a considerable number of other realty concerns, including local, regional and national, some of which have greater resources than the Company. Through its ownership and management of suburban office parks, the Company seeks to attract tenants by offering office space convenient to residential areas. In recent years local, regional and national concerns have built competing office parks and single buildings in suburban areas in which the Company's Office Buildings are located. In addition, the Company competes for tenants with large high-rise office buildings generally located in the downtown business districts of these metropolitan areas. Although competition from other lessors of office space varies from city to city, the Company has been able to attain and maintain what it considers satisfactory occupancy levels at satisfactory rental rates.

Investment Policies

The Company is currently in a position to capitalize on some of its strengths, such as the value of its franchise in the suburban office park market and its operating systems, development expertise, acquisition expertise and unimproved land available for development. The Company intends to continue to develop and construct office buildings primarily using its existing inventory of 78 acres of land held for development, most of which is partially or wholly improved with streets and/or utilities and is located in various metropolitan areas where the Company currently operates or manages suburban office parks. The Company may also acquire existing office buildings or additional land for development in other markets primarily in the Southeast that the Company considers favorable. Although all of the Company's properties are located in the Southeast, management does not consider that the Company's development and acquisitions activities are limited to any particular area. The Company may also sell Office Buildings or Koger Centers located in certain markets. In addition, the Company has adopted a plan to repurchase up to 2.65 million shares of its common stock.

The investment policies of the Company may be changed by its directors at any time without notice to, or a vote of, shareholders. Although the Company has no fixed policy which limits the percentage of its assets which may be invested in any one type of investment or the geographic areas in which the Company may acquire properties, the Company intends to continue to operate so as to qualify for tax treatment as a REIT. The Company may in the future invest in other types of office buildings, apartment buildings, shopping centers, and other properties. The Company also may invest in the securities (including mortgages) of companies primarily engaged in real estate activities; however, it does not intend to become an investment company regulated under the Investment Company Act of 1940.

For the year ended December 31, 2001, all of the Company's rental revenues were derived from buildings purchased or constructed by the Company. The Company's 2001 interest revenues were derived from temporary cash investments and notes receivable from current and former employees.

Employees

The Company has a combined financial, administrative, leasing, and center maintenance staff of 180 employees. A resident manager is responsible for the leasing and operations of all buildings in a Koger Center or metropolitan area. The Company has approximately 63 employees who perform maintenance activities.

Item 2. PROPERTIES

General

As of December 31, 2001, the Company owned 120 Office Buildings located in the eight metropolitan areas of Jacksonville, Orlando, St. Petersburg, and Tallahassee, Florida; Atlanta, Georgia; Charlotte, North Carolina; Memphis, Tennessee; and Richmond, Virginia. The Koger Centers have been developed in campus-like settings with extensive landscaping and ample tenant parking. The Office Buildings are generally one to five-story structures of contemporary design and constructed of masonry, concrete and steel, with facings of brick, concrete and glass. The Koger Centers are generally located with easy access, via expressways, to the central business district and to shopping and residential areas in the respective communities. The properties are well maintained and adequately covered by insurance.

Leases on the Office Buildings vary between net leases (under which the tenant pays some operating expenses, such as utilities, insurance and repairs) and gross leases (under which the Company pays all such items). Most leases are on a gross basis and are for terms generally ranging from three to five years. In some instances, such as when a tenant rents the entire building, leases are for terms of up to 20 years. As of December 31, 2001, the Office Buildings were on average 90 percent leased and the average annual rent per rentable square foot leased was $16.71. The buildings are occupied by numerous tenants (approximately 896 leases), many of whom lease relatively small amounts of space, conducting a broad range of commercial activities.

New leases and renewals of existing leases are negotiated at the current market rate at the date of execution. The Company endeavors to include escalation provisions in all of its gross leases. As of December 31, 2001, approximately four percent of the Company's annualized gross rental revenues were derived from existing leases containing rental escalation provisions based upon changes in the Consumer Price Index (some of which contain maximum rates of increases); approximately 93 percent of such revenues were derived from leases containing escalation provisions based upon fixed steps or real estate tax and operating expense increases; and approximately three percent of such revenues were derived from leases without escalation provisions. Some of the Company's leases contain options which allow the lessee to renew for varying periods, generally at the same rental rate and subject, in most instances, to Consumer Price Index escalation provisions.

The Company owns approximately 85 acres of unimproved land (78 acres held for development, one acre held for sale and six acres not suitable for development) located in the metropolitan areas of Birmingham, Alabama; Orlando and St. Petersburg, Florida; Atlanta, Georgia; Charlotte and Greensboro, North Carolina; and Columbia and Greenville, South Carolina. Each of these parcels of land has been partially or wholly developed with streets and/or utilities.

Property Location and Other Information

The following table sets forth information relating to the properties owned by the Company as of December 31, 2001.

Koger Center/Location	Number of Buildings	Average Age of Buildings (In Years) (1)	Rentable Sq. Ft.	Land Improved with Bldgs. (In Acres)	Unimproved Land (In Acres)
Atlanta Chamblee	21	19	1,110,903	76.2	2.5
Atlanta Gwinnett	3	5	260,484	15.9	19.6
Atlanta Perimeter	1	16	176,503	5.3	
Birmingham Colonnade					16.5
Charlotte Carmel					7.7
Charlotte University	2	3	182,852	18.7	
Charlotte Vanguard	13	18	525,732	39.7	17.1
Columbia Spring Valley					1.0
Greensboro Wendover					9.1
Greenville Park Central					3.5
Jacksonville Baymeadows	7	9	749,790	51.1	
Jacksonville JTB	4	2	416,773	32.0	
Memphis Germantown	6	8	527,180	34.6	
Orlando Central	21	30	616,905	44.7	1.3
Orlando Lake Mary	2	3	303,481	20.2	
Orlando University	5	7	380,117	27.1	
Richmond Paragon	1	16	145,008	8.1	
St. Petersburg	15	18	669,807	68.7	6.7
Tallahassee	19	19	833,372	62.7	
Total	120		6,898,907	505.0	85.0
Average		14			

(1) The age of each building was weighted by the rentable square feet for such building to determine the weighted average age of (a) the buildings in each Koger Center or location and (b) all buildings owned by the Company.

Percent Leased and Average Rental Rates

The following table sets forth, with respect to each Koger Center or location, the number of buildings, number of leases, rentable square feet, percent leased, and the average annual rent per rentable square foot leased, in each case as of December 31, 2001.

Koger Center/Location	Number of Buildings	Number of Leases	Rentable Square Feet	Percent Leased (1)	Average Annual Rent Per Square Foot (2)
Atlanta Chamblee	21	137	1,110,903	91%	$18.10
Atlanta Gwinnett (3)	3	46	260,484	74%	19.39
Atlanta Perimeter	1	15	176,503	93%	20.63
Charlotte University	2	20	182,852	99%	18.09
Charlotte Vanguard	13	69	525,732	88%	15.89
Jacksonville Baymeadows	7	38	749,790	99%	12.33 (4)
Jacksonville JTB	4	7	416,773	100%	12.94 (4)
Memphis Germantown	6	87	527,180	86%	18.16
Orlando Central	21	147	616,905	97%	15.64
Orlando Lake Mary	2	21	303,481	97%	20.17
Orlando University (3)	5	63	380,117	85%	18.25
Richmond Paragon	1	29	145,008	100%	18.09
St. Petersburg (3)	15	126	669,807	85%	15.82
Tallahassee	19	91	833,372	80%	18.43
Total	120	896	6,898,907		
Weighted Average - Total Company				90%	$16.71
Weighted Average - Operational Buildings				91%	$16.61
Weighted Average - Buildings in Lease-up				80%	$19.67

(1) The percent leased rates have been calculated by dividing total rentable square feet leased in a building by rentable square feet in such building.

(2) Rental rates are computed by dividing (a) total annualized base rents (which excludes expense pass-throughs and reimbursements) for a Koger Center or location as of December 31, 2001 by (b) the rentable square feet applicable to such total annualized base rents.

(3) Includes a building which is currently in the lease-up period.

(4) Includes the effect of net leases where tenants pay certain operating costs in addition to base rent.

Lease Expirations on the Company's Properties

The following schedule sets forth with respect to all of the Office Buildings (a) the number of leases which will expire in calendar years 2002 through 2010, (b) the total rentable area in square feet covered by such leases, (c) the percentage of total rentable square feet leased represented by such leases, (d) the average annual rent per square foot for such leases, (e) the current annualized base rents represented by such leases, and (f) the percentage of gross annualized base rents contributed by such leases. This information is based on the buildings owned by the Company on December 31, 2001 and on the terms of leases in effect as of December 31, 2001, on the basis of then existing base rentals, and without regard to the exercise of options to renew. Furthermore, the information below does not reflect that some leases have provisions for early termination for various reasons, including, in the case of government entities, lack of budget appropriations. Leases were renewed on approximately 66 percent, 61 percent and 66 percent of the Company's square feet, which were scheduled to expire during 2001, 2000 and 1999, respectively.

Period	Number of Leases Expiring	Number of Square Feet Expiring	Percentage of Total Square Feet Leased Represented by Expiring Leases	Average Annual Rent per Square Foot Under Expiring Leases	Total Annualized Rents Under Expiring Leases	Percentage of Total Annual. Rents Represented by Expiring Leases
2002	290	1,264,098	20.4%	$17.30	$ 21,871,262	21.1%
2003	205	1,386,694	22.3%	15.50	21,488,495	20.7%
2004	197	820,821	13.2%	16.34	13,412,061	12.9%
2005	91	603,969	9.7%	17.87	10,794,397	10.4%
2006	64	553,616	8.9%	18.09	10,015,100	9.7%
2007	15	479,384	7.7%	16.39	7,857,309	7.6%
2008	16	346,630	5.6%	18.06	6,260,497	6.0%
2009	8	224,516	3.6%	19.78	4,440,393	4.3%
2010	3	116,495	1.9%	17.10	1,991,685	1.9%
Other	7	412,578	6.7%	13.60	5,610,640	5.4%
Total	896	6,208,801	100.0%	$16.71	$103,741,839	100.0%

Building Improvements, Tenant Improvements and Deferred Tenant Costs on the Company's Properties

The following table sets forth certain information with respect to the building improvements made, and tenant improvement costs and deferred tenant costs (leasing commissions and tenant relocation costs) incurred, by the Company during the three years ended December 31, 2001. The information set forth below is not necessarily indicative of future expenditures for these items.

	Building Improvements		Tenant Improvements		Deferred Tenant Costs	
Year	Total	Per Average Usable Sq. Ft. Owned	Total	Per Average Usable Sq. Ft. Owned	Total	Per Average Usable Sq. Ft. Owned
1999 (1)	$4,545,000	$0.50	$13,204,000	$1.46	$1,736,000	$0.19
2000 (2)	4,005,000	0.48	8,362,000	1.00	1,711,000	0.20
2001 (3)	4,829,000	0.58	6,666,000	0.80	1,381,000	0.17

(1) Excludes the 14 buildings for which construction was completed during 1997, 1998 and 1999.
(2) Excludes the 18 buildings for which construction was completed during 1998, 1999 and 2000.
(3) Excludes the 13 buildings for which construction was completed during 1999, 2000 and 2001.

Fixed Rate Indebtedness on the Company's Properties

The following table sets forth with respect to each Koger Center or location the principal amount (dollars in thousands) of, and the weighted average interest rate on, the indebtedness of the Company having a fixed interest rate and encumbering the Company's properties in such Koger Center or location as of December 31, 2001.

Koger Center/Location	Mortgage Loan Balance	Weighted Average Interest Rate
Atlanta Chamblee	$ 0	-
Atlanta Gwinnett	10,693	8.26%
Atlanta Perimeter	7,201	8.26%
Charlotte University	0	-
Charlotte Vanguard	19,468	8.20%
Jacksonville Baymeadows	33,733	7.86%
Jacksonville JTB	17,414	8.26%
Memphis Germantown	24,269	7.84%
Orlando Central	26,335	8.26%
Orlando Lake Mary	12,778	8.26%
Orlando University	20,657	7.25%
Richmond Paragon	7,903	8.00%
St. Petersburg	27,779	8.26%
Tallahassee	38,909	8.10%
Total	$247,139	8.04%

The outstanding principal amount of the mortgage loan with Northwestern Mutual Life Insurance Company has been allocated based upon the square footage of the collateral in the applicable Koger Center or location. For additional information on these loans see Note 3, "Mortgages and Loans Payable" of the Notes to Consolidated Financial Statements.

Indebtedness with Variable Interest Rates

As of December 31, 2001, the Company had a $125 million secured revolving credit facility and a term loan with variable interest rates and encumbering certain of the Company's properties. The following table sets forth historical information with respect to indebtedness having variable interest rates (dollars in thousands):

Year Ended December 31	Balance at End of Period	Weighted Average Int. Rate at End of Period	Maximum Amount Outstanding	Approximate Average Amount Outstanding	Approximate Wtd. Avg. Int. Rate During the Period
2001	$ 1,544	7.9%	$101,577	$90,009	5.7%
2000	90,000	8.1%	123,500	96,262	7.9%
1999	94,000	8.0%	128,000	95,277	6.7%

Item 3. LEGAL PROCEEDINGS

None.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed on the New York Stock Exchange under the ticker symbol KE. The high and low closing sales prices for the periods indicated in the table below were:

	Years					
	2001		2000		1999	
Quarter Ended	High	Low	High	Low	High	Low
March 31	$15.97	$13.35	$17.9375	$15.5000	$17.5625	$12.6875
June 30	16.60	14.07	18.8750	16.5625	18.4375	12.8750
September 30	17.51	15.95	17.4375	16.6250	18.0000	15.5000
December 31	18.10	16.30	16.9375	15.0625	16.8750	14.2500

Any dividend paid in respect of the Company's common stock during the last quarter of each year will, if necessary, be adjusted to satisfy the REIT qualification requirement that at least 90 percent of the Company's REIT taxable income for such taxable year be distributed. The Company's secured revolving credit facility requires the Company to maintain certain financial ratios, which includes a limitation on dividends. However, this covenant does not restrict the Company from paying the dividends required to maintain its qualification as a REIT.

Set forth below are the dividends per share paid during the three years ended December 31, 2001.

	Years		
Quarter Ended	2001	2000	1999
March 31	$.35	$.35	$.30
June 30	.35	.35	.30
September 30	.35	.35	.35
December 31	.35	.35	.35

On January 15, 2002, the Company paid a capital gain distribution in the form of a special dividend of $1.74 per share to shareholders of record on December 28, 2001. On February 7, 2002, the Company paid a quarterly dividend of $0.35 per share to shareholders of record on December 31, 2001. In addition, the Company's Board of Directors has declared a quarterly dividend of $0.35 per share payable on May 2, 2002, to shareholders of record on March 31, 2002.

On March 1, 2002, there were approximately 1,228 shareholders of record and the closing price of the Company's common stock on the New York Stock Exchange was $17.50.

Item 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements (as defined below) and the notes thereto.

	(In thousands except per share and property data)				
Income Information	**2001**	**2000**	**1999**	**1998**	**1997**
Rental revenues and other rental services	$165,623	$164,733	$156,153	$133,663	$109,501
Interest revenues	776	703	457	446	1,274
Total revenues	170,560	167,874	160,093	138,082	113,989
Property operations expense	61,608	61,868	60,582	53,719	44,453
Depreciation and amortization	36,007	35,133	32,314	28,381	24,073
Mortgage and loan interest	25,204	27,268	21,893	16,616	16,517
General and administrative expense	8,412	20,217	8,633	6,953	6,374
Net income	73,223	27,153	36,586	29,602	21,204
Earnings per share - diluted	2.75	1.01	1.35	1.10	.94
Dividends declared per common share (1)	3.14	1.40	1.35	1.15	.55
Weighted average shares outstanding - diluted	26,610	26,962	27,019	26,901	22,495
Balance Sheet Information					
Operating properties (before depreciation)	$663,286	$946,780	$927,523	$872,183	$681,249
Undeveloped land	13,855	13,975	17,137	20,535	14,761
Total assets	690,585	851,022	885,739	834,995	656,097
Mortgages and loans payable	248,683	343,287	351,528	307,903	181,963
Total shareholders' equity	354,542	448,493	467,826	464,763	444,262
Other Information					
Funds from operations (2)	$ 69,681	$ 56,107	$ 65,011	$ 56,486	$ 42,324
Income before interest, income taxes, depreciation and amortization	$135,118	$ 89,533	$ 90,980	$ 75,555	$ 62,729
Number of buildings (at end of period)	120	194	218	251	228
Percent leased (at end of period)	90%	90%	93%	90%	92%

(1) Includes a capital gain distribution in the form of a special dividend of $1.74 per share.

(2) The Company believes that Funds from Operations is one measure of the performance of an equity REIT. Funds from Operations should not be considered as an alternative to net income as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Funds from Operations is calculated as follows (in thousands):

	2001	2000	1999	1998	1997
Net income	$73,223	$27,153	$36,586	$29,602	$21,204
Depreciation - real estate	32,261	31,720	28,800	25,146	21,795
Amortization - deferred tenant costs	2,172	1,923	2,132	1,464	1,031
Amortization - goodwill	170	170	170	170	170
Minority interest	1,044	1,156	1,174	139	
Gain on sale or disposition of operating properties	(39,189)	(5,963)	(3,846)		
Gain on sale or disposition of non-operating assets		(52)	(5)	(35)	(1,955)
Recovery of loss on land held for sale					(379)
Loss on early retirement of debt					458
Funds from Operations	$69,681	$56,107	$65,011	$56,486	$42,324

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the selected financial data and the consolidated financial statements (the "Consolidated Financial Statements") appearing elsewhere in this report. Historical results and percentage relationships in the Consolidated Financial Statements, including trends which might appear, should not be taken as indicative of future operations or financial position. The Consolidated Financial Statements include the accounts of KE, Southeast, KRES, KRSI and KVP (collectively, the "Company").

GENERAL

The Company has prepared, and is responsible for, the accompanying Consolidated Financial Statements and the related consolidated financial information included in this report. Such Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include amounts determined using management's best judgments and estimates of the expected effects of events and transactions that are being accounted for currently.

The Company's independent auditors have audited the accompanying Consolidated Financial Statements. The objective of their audit, conducted in accordance with auditing standards generally accepted in the United States of America, was to express an opinion on the fairness of presentation, in all material respects, of the Company's consolidated financial position, results of operations, and cash flows in conformity with GAAP. They evaluated the Company's internal control structure to the extent considered necessary by them to determine the audit procedures required to support their report on the Consolidated Financial Statements and not to provide assurance on such structure.

The Company maintains accounting and other control systems which management believes provide reasonable assurance that the Company's assets are safeguarded and that the Company's books and records reflect the authorized transactions of the Company, although there are inherent limitations in any internal control structure, as well as cost versus benefit considerations. The Audit Committee of the Company's Board of Directors, which is composed exclusively of directors who are not officers of the Company, directs matters relating to audit functions, annually appoints the auditors subject to ratification of the Company's Board of Directors, reviews the auditors' independence, reviews the scope and results of the annual audit, and periodically reviews the adequacy of the Company's internal control structure with its external auditors, its internal auditors and its senior management.

RESULTS OF OPERATIONS

Rental Revenues. Rental revenues increased $848,000 or 0.5 percent from the year ended December 31, 2000 to the year ended December 31, 2001. This increase resulted primarily from (i) the increase in the Company's average rental rate and (ii) increases in rental revenues ($7,308,000) from seven buildings constructed by the Company. The effect of these increases was partially offset by (i) the reduction of rental revenues ($5,949,000) caused by the sale of two office parks during 2000 and 75 office buildings and one retail center on December 12, 2001 (the "2001 Property Sale") and (ii) the decline in occupancy in the stabilized properties owned at December 31, 2001. For 2000, rental revenues increased $8,365,000 or 5.4 percent from the year ended December 31, 1999. This increase resulted primarily from (i) the increase in the Company's average rental rate and (ii) increases in rental revenues ($15,364,000) from properties acquired and construction completed during 1999 and 2000. The effect of these increases was partially offset by the reduction of rental revenues ($13,497,000) caused by the sale of two office parks during 1999 and two office parks during 2000. As of December 31, 2001, the Company's buildings were on average 90 percent leased. As of December 31, 2000 and 1999, the buildings owned by the Company were on average 90 and 93 percent leased, respectively.

Management Fee Revenues. For 2001, management fee revenues increased $2,287,000, as compared to 2000. This increase was due primarily to (i) the merger of Koger Realty Services, Inc. into a wholly owned taxable subsidiary of the Company on February 1, 2001 (the "Merger") and (ii) the increase in asset management fees ($156,000) earned from Crocker Realty Trust. These increases were partially offset by reductions in (i) fees earned under the management contract with Centoff Realty Company, Inc. ("Centoff"), a subsidiary of Morgan Guaranty Trust Company of New York and (ii) construction management fees. Management fee revenues decreased $591,000 for 2000, as compared to 1999, due primarily to a decrease in fees earned under the Centoff management contract. On January 1, 2000, the management contract for one of the Centoff centers was transferred from KE to Koger Realty Services, Inc. During November 2000, the management contract for the remaining Centoff center was terminated when the property was sold by the third party owner. The effect of these decreases was partially offset by the asset management fees ($296,000) earned from Crocker Realty Trust during 2000.

Income from Koger Realty Services, Inc. Income from Koger Realty Services, Inc. decreased $564,000 for 2001, as compared to 2000, due to the Merger. For 2000, income from Koger Realty Services, Inc. decreased $454,000, as compared to 1999, due primarily to an increase in general and administrative expenses.

Interest Revenues. For 2001, interest revenues increased $73,000, as compared to 2000, due to the higher average balance of cash to invest. Interest revenues increased $246,000 for 2000, as compared to 1999, due to the interest earned from loans to certain current and former employees.

Expenses. Property operations expense includes such charges as utilities, real estate taxes, janitorial, maintenance, property insurance, provision for uncollectible rents and management costs. During 2001, property operations expense decreased $260,000 or 0.4 percent, compared to 2000, primarily due to the reduction of property operations expense ($3,365,000) caused by the sale of two office parks during 2000 and the 2001 Property Sale. Most of this decrease was offset by (i) the increases in property operations expense ($1,870,000) from seven buildings constructed by the Company and (ii) increased accruals to provision for uncollectible accounts. During 2000, property operations expense increased by $1,286,000 or 2.1 percent, compared to 1999, primarily due to (i) increases in property operations expense ($5,662,000) for properties acquired and construction completed during 1999 and 2000 and (ii) increases in real estate taxes. These increases were partially offset by the decrease in property operations expense ($5,847,000) for the properties sold during 1999 and 2000. For 2001, 2000 and 1999, property operations expense as a percentage of total rental revenues was 37.2 percent, 37.6 percent and 38.8 percent, respectively.

Depreciation expense has been calculated on the straight-line method based upon the useful lives of the Company's depreciable assets, generally 3 to 40 years. For 2001, depreciation expense increased $605,000 or 1.9 percent, compared to 2000, due to the construction completed during 2000 and 2001. The effect of this increase was partially offset by the sale of two office parks during 2000 and the 2001 Property Sale. For 2000, depreciation expense increased $2,976,000 or 10.2 percent, compared to the prior year, due to the properties acquired and construction completed during 1999 and 2000.

Amortization expense increased $269,000, compared to 2000, due to deferred tenant costs incurred during 2000 and 2001. During 2000, amortization expense decreased $157,000, compared to 1999, due to deferred tenant costs associated with properties sold during 1999 and 2000.

Interest expense decreased $2,064,000 during 2001, compared to 2000, primarily due to (i) the decrease in the average balance of mortgages and loans payable and (ii) the decrease in the average interest rate on the Company's variable rate loans. For 2000, interest expense increased $5,375,000, compared to 1999, primarily due to (i) the increase in the average balance of mortgages and loans payable, (ii) the reduction in interest capitalized to construction and (iii) the increase in the average interest rate on the Company's variable rate loans. During 2001, 2000, and 1999, the weighted average interest rate on the Company's variable rate loans was 5.7 percent, 7.9 percent and 6.7 percent, respectively. The Company's average outstanding amount under such loans during 2001, 2000, and 1999 was $90,009,000, $96,262,000, and $95,277,000, respectively. During 2001, 2000, and 1999, the weighted average interest rate on the Company's fixed rate loans was 8.0 percent, 8.0 percent and 8.2 percent, respectively. The Company's average outstanding amount under its fixed rate loans during 2001, 2000, and 1999 was $250,373,000, $255,439,000, and $225,391,000, respectively.

For 2001, general and administrative expenses decreased $11,805,000, compared to 2000, primarily due to certain non-recurring charges incurred during 2000, which are described below. General and administrative expenses increased by $11,584,000 during 2000, compared to 1999. This increase is primarily due to certain non-recurring charges for (i) corporate reorganization costs ($8,767,000), (ii) severance payments made to certain former senior executives ($2,562,000), (iii) changes in termination benefits under the Supplemental Executive Retirement Plan ($704,000), (iv) payments to retiring directors ($138,000) and (v) initial fees for listing on the New York Stock Exchange ($161,000).

Direct costs of management fees increased $2,480,000 during 2001, compared to 2000, primarily due to the Merger. The effect of this increase was partially offset by declines in costs due to (i) termination of the Centoff management contract and (ii) reduction in construction management services provided to third parties. For 2000, direct cost of management fees decreased $534,000, compared to 1999, due to decreased costs associated with providing property management services under the Centoff contract.

Other expenses decreased $28,000 during 2001, compared to 2000, primarily due to the reduction in real estate taxes on unimproved land caused by the reduction in acres held for investment and held for sale. During 2000, other expenses decreased $926,000, compared to 1999, primarily due to (i) the reduction in costs for certain corporate strategic issues and (ii) the reduction in real estate taxes on unimproved land due to the reduction in acres held for investment and held for sale.

Management periodically reviews its investment in properties for evidence of impairments in value. Factors considered consist of, but are not limited to, the following: current and projected occupancy rates, market conditions in different geographic regions, and management's plans with respect to its properties. Where management concludes that expected cash flows will not enable the Company to recover the carrying amount of its investments, losses are recorded and asset values are reduced. No such impairments in value existed during 2001, 2000 or 1999.

Operating Results. Net income totaled $73,223,000, $27,153,000 and $36,586,000 for 2001, 2000 and 1999, respectively. For 2001, net income increased $46,070,000 or 169.7 percent from the prior year due primarily to (i) the increase in gain on sale or disposition of assets and (ii) the decreases in mortgage and loan interest and general and administrative expenses. For 2000, net income decreased $9,433,000 or 25.8 percent from the prior year due primarily to increases in (i) general and administrative expenses due to corporate reorganization costs and other non-recurring charges, (ii) property operations expense, (iii) depreciation expense and (iv) interest expense. The effect of these increases was partially offset by increases in (i) rental revenues and (ii) gain on sale or disposition of assets.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities. During the year ended December 31, 2001, the Company generated approximately $64 million in net cash from operating activities. The Company's primary internal sources of cash are (i) the collection of rents from buildings owned by the Company and (ii) the receipt of management fees paid to the Company in respect of properties managed on behalf of third party owners. As a REIT for Federal income tax purposes, the Company is required to pay out annually, as dividends, 90 percent of its REIT taxable income (which, due to non-cash charges, including depreciation and net operating loss carryforwards, may be substantially less than cash flow). In the past, the Company has paid out dividends in amounts at least equal to its REIT taxable income. The Company believes that its cash provided by operating activities and its current cash balance will be sufficient to cover debt service payments and to pay the dividends required to maintain REIT status through 2002.

The level of cash flow generated by rents depends primarily on the occupancy rates of the Company's buildings and changes in rental rates on new and renewed leases and under escalation provisions. As of December 31, 2001, approximately 97 percent of the Company's annualized gross rental revenues were derived from existing leases containing provisions for rent escalations. However, market conditions may prevent the Company from escalating rents under such provisions.

As of December 31, 2001, leases representing approximately 21 percent of the gross annualized rent from the Company's properties, without regard to the exercise of options to renew, were due to expire during 2002. This represents 290 leases for space in buildings located in 13 of the 14 Koger Centers or locations in which the Company owns buildings. Certain of these tenants may not renew their leases or may reduce their demand for space. Leases were renewed on approximately 66 percent, 61 percent and 66 percent of the Company's rentable square feet, which were scheduled to expire during 2001, 2000 and 1999, respectively. For those leases, which renewed during 2001, the average rental rate increased from $15.00 to $15.80, an increase of 5.3 percent. For those leases in properties owned by the Company at December 31, 2001, which renewed during 2001, the average rental rate increased from $14.61 to $15.33, an increase of 4.9 percent. However, for leases in these properties which renewed during the fourth quarter of 2001, the average rental rate increased 2.9 percent. Current market conditions in certain markets may require that rental rates at which leases are renewed or at which vacated space is leased be lower than rental rates under existing leases. Based upon the amount of leases which will expire during 2002 and the competition for tenants in the markets in which the Company operates, the Company has offered, and expects to continue to offer, incentives to certain new and renewal tenants. These incentives may include the payment of tenant improvement costs and, in certain markets, reduced rents during initial lease periods.

The Company has benefited from existing economic conditions and stable vacancy levels for office buildings in many of the metropolitan areas in which the Company owns buildings. The Company believes that the southeastern region of the United States provides significant economic growth potential due to its diverse regional economies, expanding metropolitan areas, skilled work force and moderate labor costs. However, the Company cannot predict whether such economic growth will continue and the Company is currently experiencing slower growth and increasing vacancy levels in the markets in which it owns buildings. Cash flow from operations could be reduced if economic growth were not to continue in the Company's markets and if this resulted in lower occupancy rates for the Company's buildings. For the properties owned on December 31, 2001, occupancy was 90 percent at December 31, 2001 compared with 91.4 percent at December 31, 2000.

Governmental tenants (including the State of Florida and the United States of America), which accounted for 27.3 percent of the Company's leased space as of December 31, 2001, may be subject to budget reductions in times of recession and governmental austerity measures. Consequently, there can be no assurance that governmental appropriations for rents may not be reduced. Additionally, certain of the private-sector tenants, which have contributed to the Company's rent stream, may reduce their current demands, or curtail their future need, for additional office space.

On December 12, 2001, the Company began providing property management services to AP-Knight for 75 suburban office buildings and one retail center. AP-Knight acquired these properties from the Company. The Company agreed to continue to manage these properties for what it considers to be standard property management fees. This agreement is terminable by either party upon 30 days written notice. From February 1, 2001 through August 31, 2001, the Company provided property management services for 55 commercial office properties owned by Koala. During this period, the Company earned fees of $3,499,000 for the management of these properties. The Company had a contract for the management of eight commercial office properties owned by Centoff. This agreement was terminated during November 2000 when the properties were sold by Centoff. The Company earned fees of $998,000 and $846,000 for the management of these properties during 2000 and 1999, respectively. At the end of 1999, Centoff terminated the management agreement with KE related to eight commercial office buildings. The Company earned fees of $780,000 for the management and leasing of these properties during 1999. Another agreement to manage one commercial office building was terminated by the Company during February 1999. During 1999, the Company earned fees of $82,000 for the management of this building.

During 2000, the Company reached an agreement with Crocker Realty Trust ("CRT") to provide asset management services for the 6.1 million square foot portfolio of CRT of which Mr. Crocker is the Chairman of the Board and Chief Executive Officer owning 2.8 percent of the outstanding CRT shares, Mr. Onisko is the Treasurer and Chief Financial Officer owning 0.2 percent of the outstanding shares and Apollo is a principal shareholder owning 49 percent of the outstanding CRT shares. The Company is paid a fee for these services based upon the value of CRT's assets. The agreement is terminable by either party upon 90 days written notice. The terms of this agreement were approved by a committee of the Company's Board of Directors whose members were not affiliated with CRT, and who determined that such terms were similar to those that could be obtained from an unaffiliated third party. The Company earned fees of $296,000 under this agreement during the period from June 15, 2000 through December 31, 2000. During 2001, the Company earned fees of $452,000 under this agreement. Currently, the Company provides asset management services for 4.6 million square feet owned by CRT.

Investing Activities. At December 31, 2001, substantially all of the Company's invested assets were in real properties. Improvements to the Company's existing properties have been financed through internal operations. During 2001, the Company's expenditures for improvements to existing properties decreased by approximately $969,000 from the prior year, primarily due to decreases in expenditures for tenant improvements. This decrease in expenditures for tenant improvements was primarily due to (i) the sale of two office parks during 2000 and (ii) the lower leasing activity of second generation space during 2001 compared to 2000.

During 2001, the Company completed the construction of two buildings, which contain 180,900 gross square feet. During 2000, the Company completed the construction of six buildings, which contain 579,200 gross square feet. During 1999, the Company completed the construction of six buildings, which contain 630,400 gross square feet.

On November 1, 1999, the Company acquired four buildings, containing 508,600 gross square feet, located in Charlotte, North Carolina and Orlando, Florida for a purchase price of $64.1 million.

On December 12, 2001, the Company sold 75 suburban office buildings, one retail center and 3.4 acres of unimproved land for approximately $199,587,000, net of selling costs, and 5,733,772 shares of the Company's common stock (which were valued at approximately $96,327,000). These properties contained more than 3.9 million rentable square feet and were located throughout Austin and San Antonio, Texas; Charlotte and Greensboro, North Carolina; Greenville, South Carolina; and Birmingham, Alabama. These properties were sold to AP-Knight, an affiliate of Apollo. A director of the Company is the partner responsible for investments at Apollo. The transaction was negotiated by a Special Committee of the Board of Directors composed of directors who had no affiliation with Apollo. In order to insure that the terms of the transaction were equal to, or better than, a similar transaction with an unrelated third party, the Company initiated a marketing period through its financial advisor during which unrelated bidders were asked to submit competing offers to purchase these properties. Prior to the closing of the sale, the Company did not receive any attractive alternative offers for these properties. In connection with this transaction, Morgan Stanley & Co. Incorporated acted as financial advisor and provided an opinion to the Special Committee of the Board of Directors which opinion stated that the consideration received from the transaction was fair from a financial point of view to the Company.

On June 1, 2000, the Company sold the Tulsa Center (containing 476,400 multi-tenant usable square feet and 10 acres of undeveloped land) for approximately $28,841,000, net of selling costs. The Company sold approximately 5.6 acres of unimproved land located in Richmond, Virginia, for approximately $800,000, net of selling costs, on July 10, 2000. On August 11, 2000, the Company sold the El Paso Center (containing 315,600 multi-tenant usable square feet) for approximately $20,075,000, net of selling costs. The sale of these properties when combined with certain property adjustments resulted in a gain of $6,015,000. On August 31, 1999, the Company sold the Jacksonville Central Center (containing 666,000 multi-tenant usable square feet and 1.4 acres of undeveloped land) and the Charlotte East Center (containing 468,900 multi-tenant usable square feet and 3.9 acres of undeveloped land) for approximately $68,761,000, net of selling costs.

Financing Activities. The Company's primary external sources of cash are bank borrowings, mortgage financings, and public and private offerings of equity securities. The proceeds of these financings are used by the Company to acquire buildings and land or to refinance debt. The Company has a $125 million secured revolving credit facility provided by Fleet National Bank, Wells Fargo Bank, N.A. and Compass Bank.

Prior to 1999, the Company's Board of Directors (the "Board") approved the repurchase of up to one million shares of the Company's common stock (the "Shares"). The Company repurchased 54,000 Shares for approximately $852,000 during 1999. During 2000, the Board approved the repurchase of up to 2.65 million Shares and the Company repurchased 1,209,980 Shares for approximately $20.4 million. The Company did not repurchase any Shares during 2001.

During 1999, the Company increased its non-recourse loan with Northwestern Mutual Life Insurance Company ("Northwestern") by $45 million to a total of $235 million, which is secured by nine office parks and one freestanding building. This loan is divided into (i) a tranche in the amount of $100.5 million with a 10 year maturity and an average interest rate of 8.19 percent, (ii) a tranche in the amount of $89.5 million with a maturity of 12 years and an interest rate of 8.33 percent, (iii) a tranche in the amount of $14.7 million which matures January 2, 2007 and an interest rate of 7.1 percent and (iv) a tranche in the amount of $30.3 million which matures on January 2, 2009 and an interest rate of 7.1 percent. Amortization with respect to this indebtedness is based on equal monthly installments over a 25 year amortization period. This indebtedness requires the Company to maintain certain financial ratios.

During December 2001, the Company repaid the $90 million outstanding balance under the secured revolving credit facility provided by First Union National Bank of Florida, AmSouth Bank, N.A., Citizens Bank of Rhode Island, Compass Bank and Guaranty Federal Bank. This credit facility matured during December 2001. On December 28, 2001, the Company closed on a new $125 million secured revolving credit facility provided by Fleet National Bank, Wells Fargo Bank, N.A. and Compass Bank. This facility provides for monthly interest payments, requires the Company to maintain certain financial ratios and matures in December 2004.

Loan maturities and normal amortization of mortgages and loans payable during the year 2002 are expected to total approximately $12.7 million, which includes a $7.9 million balloon payment due under a term loan which matures in December 2002. In order to generate funds sufficient to make principal payments in respect of indebtedness of the Company over the long term, as well as necessary capital and tenant acquisition expenditures, the Company will be required to successfully refinance its indebtedness or procure additional equity capital. However, there can be no assurance that any such refinancing or equity financing will be achieved or will generate adequate funds on a timely basis for these purposes. If additional funds are raised by issuing equity securities, further dilution to existing shareholders may result. Unfavorable conditions in the financial markets, the degree of leverage of the Company and various other factors may limit the ability of the Company to successfully undertake any such financings, and no assurance can be given as to the availability of alternative sources of funds. The Company has filed shelf registration statements with respect to the issuance of up to $300 million of its common and/or preferred stock. The Company has issued $91.6 million of its common stock under such registration statements.

In addition, in the event the Company is unable to generate sufficient funds both to meet principal payments in respect of its indebtedness and to satisfy distribution requirements of 90 percent of annual REIT taxable income to its shareholders, the Company may be unable to qualify as a REIT. In such an event, the Company (i) will incur federal income taxes and perhaps penalties, (ii) if the Company is then paying dividends, may be required to decrease any dividend payments to its shareholders, and (iii) the market price of the Company's common stock may decrease. The Company would also be prohibited from requalifying as a REIT for five years.

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their businesses without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. The Company desires to take advantage of the "safe harbor" provisions of the Act.

This Annual Report on Form 10-K contains forward-looking statements, together with related data and projections, about the Company's projected financial results and its future plans and strategies. However, actual results and needs of the Company may vary materially from forward-looking statements and projections made from time to time by the Company on the basis of management's then-current expectations. The business in which the Company is engaged involves changing and competitive markets and a high degree of risk, and there can be no assurance those forward-looking statements and projections will prove accurate. Accordingly, the Company hereby identifies the following important factors, which could cause the Company's actual performance and financial results to differ materially from any results, which might be projected, forecast, estimated or budgeted by the Company.

Real Estate Financing Risks

Existing Debt. The Company is subject to risks normally associated with debt financing, including (a) the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, (b) the risk that the existing debt in respect of the Company's properties (which in substantially all cases will not have been fully amortized at maturity) will not be able to be refinanced and (c) the risk that the terms of any refinancing of any existing debt will not be as favorable as the terms of such existing debt. The Company currently has outstanding debt of approximately $248.7 million, all of which is secured by certain of the Company's properties. Approximately $151.4 million of such debt will mature before 2008, with the majority of the remaining balance maturing in 2009. The $125 million secured revolving credit facility (none of which was outstanding at year end) matures in December 2004. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, the Company expects that its cash flow will not be sufficient to repay all such maturing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing (such as the reluctance of lenders to make commercial real estate loans) result in higher interest rates upon refinancing than the interest rates on the existing debt, the interest expense relating to such refinanced debt would increase, which would adversely affect the Company's cash flow and the amount of distributions the Company would be able to make to its shareholders. If the Company has mortgaged a property to secure payment of debt and the Company is unable to meet the mortgage payments, then the mortgagee may foreclose upon, or otherwise take control of, such property, with a consequent loss of income and asset value to the Company.

Risk of Rising Interest Rates and Variable Rate Debt. The Company currently has a $125 million secured revolving credit facility and a term loan with variable interest rates. The Company may incur additional variable rate debt in the future. Increases in interest rates on such debt could increase the Company's interest expense, which would adversely affect the Company's cash flow and its ability to pay distributions to its shareholders.

Existing Leverage; No Limitation on Debt. As of December 31, 2001, the debt to total market capitalization ratio of the Company was approximately 41 percent. The Company's policy regarding this ratio (i.e., total consolidated debt as a percentage of the sum of the market value of issued and outstanding capital stock plus total consolidated debt) is not subject to any limitation in the organizational documents of the Company. Accordingly, the Board of Directors could establish policies which would increase the Company's debt to total market capitalization ratio. If this action were taken, the Company could become more highly leveraged, resulting in an increase in debt service that (a) could adversely affect the Company's cash flow and, consequently, the amount of cash available for distribution to shareholders and (b) could increase the risk of default on the Company's debt.

For purposes of establishing and evaluating its debt policy, the Company measures its leverage by reference to the total market capitalization of the Company rather than by reference to the book value of its assets. The Company has used total market capitalization because it believes that the book value of its assets (which to a large extent is comprised of the depreciated value of real property, the Company's primary tangible asset) does not accurately reflect its ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company at all times. The Company also considers factors other than its market capitalization in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of its properties upon refinancing and the ability of particular properties, and the Company as a whole, to generate cash flow to cover expected debt service.

Geographic Concentration

The Company's revenues and the value of its properties may be affected by a number of factors, including the regional and local economic climates of the metropolitan areas in which the Company's buildings are located (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and regional and local real estate conditions in such areas (such as oversupply of, or reduced demand for, office and other competing commercial properties). All of the Company's properties are located in the southeastern United States. There is also the problem of over building in certain sub-markets located in markets which the Company currently serves. While the Company has avoided acquiring or developing property in these sub-markets such over built condition may move over into the sub-markets where the Company has property. The Company's performance and its ability to make distributions to its shareholders are, therefore, dependent on economic conditions in these market areas. The Company's historical growth has occurred during periods when the economy in the southeastern United States has out-performed the national economy. There can be no assurance as to the continued growth of the economy in the southeastern United States or the future growth rate of the Company.

Renewal of Leases and Reletting of Space

The Company is subject to the risks that upon expiration of leases for space located in its buildings (a) such leases may not be renewed, (b) such space may not be relet or (c) the terms of renewal or reletting (taking into account the cost of required renovations) may be less favorable than current lease terms. Leases on a total of 20.4 percent and 22.3 percent of the total rentable square feet leased in the Company's buildings will expire in 2002 and 2003, respectively. If the Company is unable to promptly relet, or renew the leases for, all or a substantial portion of the space located in its buildings, or if the rental rates upon such renewal or reletting are significantly lower than expected rental rates, or if the Company's reserves for these purposes prove inadequate, then the Company's cash flow and its ability to make expected distributions to its shareholders may be adversely affected.

Leases with State of Florida

At December 31, 2001, the Company had 48 leases with various departments and agencies of the State of Florida which totaled approximately 766,000 rentable square feet. The majority of these leases are for space in Office Buildings located in Tallahassee, Florida. These leases have provisions for early termination for various reasons, including lack of budget appropriations. Therefore during times of recession and government austerity measures, the State of Florida may be subject to budget reductions and may decide to terminate certain of its leases prior to the contractual lease expiration date. In addition, these leases provide the State of Florida with the right to terminate, without penalty, prior to the contractual lease expiration date in the event a State owned building becomes available for occupancy upon giving six months advance written notice to the Company.

Real Estate Investment Risks

General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If the Company's properties do not generate revenues sufficient to meet operating expenses, including current levels of debt service, tenant improvements, leasing commissions and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs and the Company's cash flow and its ability to make distributions to its shareholders will be adversely affected. The Company must obtain external financing to meet future debt maturities.

The Company's net revenues and the value of its properties may be adversely affected by a number of factors, including the national, regional and local economic climates; regional and local real estate conditions; the perceptions of prospective tenants as to the attractiveness of the property; the ability of the Company to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

Illiquidity of Real Estate. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

Competition. Numerous office buildings compete with the Company's buildings in attracting tenants to lease space. Some of these competing buildings are newer, better located or better capitalized than some of the Company's buildings. Moreover, the Company believes that major national or regional commercial property developers will continue to seek development opportunities in the southeastern United States. These developers may have greater financial resources than the Company. The number of competitive commercial properties in a particular area could have a material adverse affect on the Company's ability to lease space in its buildings or at newly developed or acquired properties and the rents charged.

Changes in Laws. Because increases in income, service or transfer taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make distributions to its shareholders. The Company's properties are also subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act (the "ADA") and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that its properties are currently in compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse affect on the Company's cash flow and expected distributions.

Uninsured Loss. The Company presently carries comprehensive liability, fire, and flood (where appropriate), extended coverage and rental loss insurance with respect to its properties, with policy specifications and insured limits customary for similar properties. There are, however, certain types of losses (such as from wars) that may be either uninsurable or not economically insurable. Should an uninsured loss or a loss exceeding policy limits occur, the Company could lose both its capital invested in, and anticipated profits from, one or more of its properties.

Bankruptcy and Financial Condition of Tenants. At any time, a tenant of the Company's buildings may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available for distribution by the Company. No assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in its failure to make rental payments when due. If a tenant's lease is not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's income may be adversely affected.

Americans with Disabilities Act Compliance. Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements relating to access and use by disabled persons. These requirements became effective in 1992. Compliance with the requirements of the ADA could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. Government or an award of damages to private litigants. Although the Company believes that its properties are substantially in compliance with these requirements, the Company may incur additional costs to comply with the ADA. Although the Company believes that such costs will not have a material adverse affect on the Company, if required changes involve a greater expenditure than the Company currently anticipates, the Company's ability to make distributions to its shareholders could be adversely affected.

Risks Involved in Property Ownership Through Partnership and Joint Ventures. Although the Company owns fee simple interests in all but 13 of its properties, in the future the Company could, if then permitted by the covenants in its loan agreements and its financial position, participate with other entities in property ownership through partnerships or joint ventures. KE is currently the general partner of Koger-Vanguard Partners, L.P., which owns 13 office buildings in Charlotte, North Carolina. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present in property ownership, including the possibility that (a) the Company's partners or co-ventures might become bankrupt, (b) such partners or co-ventures might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and (c) such partners or co-ventures may be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's policies or objectives, including the Company's policy to maintain its qualification as a REIT. The Company will, however, seek to maintain sufficient control of such participants or joint ventures to permit the Company's business objectives to be achieved. There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

Impact of Inflation. The Company may experience increases in its expenses, including debt service, as a result of inflation. The Company's exposure to inflationary cost increases in property level expenses is reduced by escalation clauses, which are included in most of its leases. However, market conditions may prevent the Company from escalating rents. Inflationary pressure may increase operating expenses, including labor and energy costs (and, indirectly, real estate taxes) above expected levels at a time when it may not be possible for the Company to increase lease rates to offset such higher operating expenses. In addition, inflation can have secondary effects upon occupancy rates by decreasing the demand for office space in many of the markets in which the Company operates.

Although, inflation has historically often caused increases in the value of income-producing real estate through higher rentals, the Company can provide no assurance that inflation will increase the value of its properties in the future and, in fact, the rate of inflation over recent years has been considerably below that which has been experienced previously.

Risk of Development, Construction and Acquisition Activities

Within the constraints of its policy concerning leverage, the Company has and will continue to develop and construct office buildings, particularly on its undeveloped land. Risks associated with the Company's development and construction activities, including activities relating to its undeveloped land, may include: abandonment of development opportunities; construction costs of a property exceeding original estimates and possibly making the property uneconomical; insufficient occupancy rates and rents at a newly completed property to make the property profitable; unavailability of financing on favorable terms for development of a property; and the failure to complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development activities are subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

The Company will continue to acquire office buildings. Acquisitions of office buildings entail risks that investments will fail to perform in accordance with expectations. Estimates of the cost of improvements to bring an acquired building up to standards established for the market position intended for such building may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

The Company anticipates that any future developments and acquisitions would be financed through a combination of internally generated cash, equity investments and secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

Changes in Policies Without Shareholder Approval

The investment, financing, borrowing and distribution policies of the Company, as well as its policies with respect to all other activities, including growth, debt, capitalization and operations, are determined by the Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised at any time and from time to time at the discretion of the Board of Directors without a vote of the shareholders of the Company. A change in these policies could adversely affect the financial condition or results of operations of the Company or the market price of the common stock.

Limitations of REIT Status on Business of Subsidiaries

Certain requirements for REIT qualification may in the future limit the Company's ability to increase fee development, management and leasing operations conducted, and related services offered, by the Company's subsidiaries without jeopardizing the Company's qualification as a REIT.

Adverse Consequences of Failure to Qualify as a REIT

The Company believes it has operated so as to qualify as a REIT under the Internal Revenue Code since its inception in 1988. Although management of the Company intends that the Company continue to operate so as to qualify as a REIT, no assurance can be given that the Company will remain qualified as a REIT. Qualification as a REIT involves the application and satisfaction of highly technical and complex Code requirements for which there are only limited judicial and administrative interpretations. Uncertainty in the application of such requirements, as well as circumstances not entirely within the Company's control, may affect the Company's ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any pending tax legislation that would adversely affect the Company's ability to operate as a REIT.

Possible Environmental Liabilities

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew, or caused the presence, of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Any person who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs that it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACM") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACM and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACM. In connection with its ownership and operation of its properties, the Company may be potentially liable for such costs. All ACM in the Company's buildings has been found to be in good condition and non-friable, and should not present a risk as long as it continues to be properly managed.

The Company's environmental assessments of its properties have not revealed any environmental liability that the Company believes would have a material adverse affect on its business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, there can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability or the current environmental condition of the Company's properties will not be affected by tenants, by the condition of land or operations in the vicinity of such properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

Effect of Market Interest Rates on Price of Common Stock

One of the factors that will influence the market price of the Company's common stock in public markets will be the annual dividend yield on the share price reflected by dividend distributions by the Company. An increase in market interest rates could reduce cash available for distribution by the Company to its shareholders and, accordingly, adversely affect the market price of the common stock.

Additional Information

For additional disclosure of risk factors to which the Company is subject, see the other sections of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company currently has a $125 million secured revolving credit facility and a term loan with variable interest rates. The Company may incur additional variable rate debt in the future to meet its financing needs. Increases in interest rates on such debt could increase the Company's interest expense, which would adversely affect the Company's cash flow and its ability to pay distributions to its shareholders. The Company has not entered into any interest rate hedge contracts in order to mitigate the interest rate risk with respect to the secured revolving credit facility. As of December 31, 2001, the Company had $1.5 million outstanding under loans with variable interest rates. If the weighted average interest rate on this variable rate debt were 100 basis points higher or lower, annual interest expense would be increased or decreased by approximately $15,000.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Koger Equity, Inc.
Boca Raton, Florida

We have audited the accompanying consolidated balance sheets of Koger Equity, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the Index at Item 8. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Koger Equity, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As described in Note 2 to the consolidated financial statements, the Company has sold operating properties with over 3.9 million rentable square feet in exchange for cash and shares of the Company's common stock. The purchaser, AP-Knight LP, an affiliate of Apollo Real Estate Advisors, LP, was a related party at the date of the transaction.

DELOITTE & TOUCHE LLP
Certified Public Accountants

West Palm Beach, Florida
February 22, 2002

KOGER EQUITY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000
(In Thousands Except Share Data)

	2001	2000
ASSETS		
Real estate investments:		
Operating properties:		
Land	$ 91,919	$138,214
Buildings	568,285	805,935
Furniture and equipment	3,082	2,631
Accumulated depreciation	(123,999)	(155,817)
Operating properties – net	539,287	790,963
Properties under construction:		
Land	-	2,128
Buildings	-	12,023
Undeveloped land held for investment	13,779	13,899
Undeveloped land held for sale, net of allowance	76	76
Cash and cash equivalents	113,370	1,615
Accounts receivable, net of allowance for uncollectible accounts of $1,114 and $584	11,574	13,232
Investment in Koger Realty Services, Inc.	-	2,533
Cost in excess of fair value of net assets acquired, net of accumulated amortization of $683 and $1,195	595	1,360
Other assets	11,904	13,193
TOTAL ASSETS	$690,585	$851,022
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgages and loans payable	$248,683	$343,287
Accounts payable	4,962	4,961
Accrued real estate taxes payable	1,007	4,175
Accrued liabilities – other	9,206	10,562
Dividends payable	44,159	9,392
Advance rents and security deposits	5,103	7,014
Total Liabilities	313,120	379,391
Minority interest	22,923	23,138
Commitments and contingencies (Notes 2 and 10)		
Shareholders' equity:		
Preferred stock, $.01 par value; 50,000,000 shares authorized; issued: none	-	-
Common stock, $.01 par value; 100,000,000 shares authorized; issued: 29,663,362 and 29,559,381 shares; outstanding: 21,128,905 and 26,829,239 shares	297	296
Capital in excess of par value	469,779	468,277
Notes receivable from stock sales	(5,066)	(6,250)
Retained earnings	21,180	20,261
Treasury stock, at cost; 8,534,457 and 2,730,142 shares	(131,648)	(34,091)
Total Shareholders' Equity	354,542	448,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$690,585	$851,022

See Notes to Consolidated Financial Statements.

KOGER EQUITY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001
(In Thousands Except Per Share Data)

	2001	2000	1999
Revenues			
Rental	$164,679	$163,831	$155,466
Other rental services	944	902	687
Management fees	4,080	1,793	2,384
Income from Koger Realty Services, Inc.	81	645	1,099
Interest	776	703	457
Total revenues	170,560	167,874	160,093
Expenses			
Property operations	61,608	61,868	60,582
Depreciation and amortization	36,007	35,133	32,314
Mortgage and loan interest	25,204	27,268	21,893
General and administrative	8,412	20,217	8,633
Direct cost of management fees	3,378	898	1,432
Other	189	217	1,143
Total expenses	134,798	145,601	125,997
Income Before Gain on Sale or Disposition of Assets, Income Taxes and Minority Interest	35,762	22,273	34,096
Gain on sale or disposition of assets	39,189	6,015	3,851
Income Before Income Taxes and Minority Interest	74,951	28,288	37,947
Income tax provision (benefit)	684	(21)	187
Income Before Minority Interest	74,267	28,309	37,760
Minority interest	1,044	1,156	1,174
Net Income	$ 73,223	$ 27,153	$ 36,586
Earnings Per Share:			
Basic	$ 2.76	$ 1.02	$ 1.37
Diluted	$ 2.75	$ 1.01	$ 1.35
Weighted Average Shares:			
Basic	26,517	26,730	26,689
Diluted	26,610	26,962	27,019

See Notes to Consolidated Financial Statements.

KOGER EQUITY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE THREE YEARS IN THE PERIOD
ENDED DECEMBER 31, 2001
(In Thousands)

	Common Stock		Capital in Excess of Par Value	Notes Receivable from Stock Sales	Retained Earnings	Treasury Stock	Total Share-holders' Equity
	Shares Issued	Par Value					
BALANCE, DECEMBER 31, 1998	28,560	$286	$454,988		$30,020	$(20,531)	$464,763
Common stock sold			207			235	442
Treasury stock reissued			123			162	285
Treasury stock purchased						(852)	(852)
Options exercised	174	2	2,120			(40)	2,082
Restricted stock issued	22		368			(56)	312
401(k) Plan contribution			139			129	268
Dividends declared					(36,060)		(36,060)
Net income					36,586		36,586
BALANCE, DECEMBER 31, 1999	28,756	288	457,945		30,546	(20,953)	467,826
Common stock sold			220	$(5,066)		7,005	2,159
Treasury stock purchased						(20,434)	(20,434)
Options exercised	803	8	10,026	(1,184)		163	9,013
Restricted stock issued			(48)				(48)
401(k) Plan contribution			134			128	262
Dividends declared					(37,438)		(37,438)
Net income					27,153		27,153
BALANCE, DECEMBER 31, 2000	29,559	296	468,277	(6,250)	20,261	(34,091)	448,493
Common stock sold			125			134	259
Stock loan repayments				1,184		(1,364)	(180)
Treasury stock acquired						(96,327)	(96,327)
Options exercised	104	1	1,377				1,378
Dividends declared					(72,304)		(72,304)
Net income					73,223		73,223
BALANCE, DECEMBER 31, 2001	29,663	$297	$469,779	$(5,066)	$21,180	$(131,648)	$354,542

See Notes to Consolidated Financial Statements.

KOGER EQUITY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001
(In Thousands)

	2001	2000	1999
Operating Activities			
Net income	$ 73,223	$ 27,153	$ 36,586
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,007	35,133	32,314
Income from Koger Realty Services, Inc.	(81)	(645)	(1,099)
Provision for uncollectible accounts	1,448	721	349
Minority interest	1,044	1,156	1,174
Gain on sale or disposition of assets	(39,189)	(6,015)	(3,851)
Changes in assets and liabilities:			
Increase (decrease) in accounts payable, accrued liabilities and other liabilities	(7,116)	(6,096)	3,677
Increase in accounts receivable and other assets	(1,343)	(2,765)	(3,665)
Net cash provided by operating activities	63,993	48,642	65,485
Investing Activities			
Proceeds from sales of assets	199,646	49,726	68,763
Cash acquired in purchase of assets from KRSI	2,535	-	-
Dividends received from Koger Realty Services, Inc.	-	431	441
Property acquisitions	-	(10)	(64,158)
Building and land construction expenditures	(2,012)	(16,184)	(55,979)
Tenant improvements to first generation space	(4,363)	(7,133)	(7,053)
Tenant improvements to existing properties	(6,610)	(8,362)	(13,204)
Building improvements	(4,899)	(4,065)	(4,573)
Energy management improvements	(201)	(252)	(245)
Deferred tenant costs	(2,338)	(3,812)	(2,663)
Additions to furniture and equipment	(177)	(402)	(427)
Net cash provided by (used in) investing activities	181,581	9,937	(79,098)
Financing Activities			
Proceeds from mortgages and loans	42,500	76,783	171,052
Proceeds from sales of common stock	259	2,159	442
Proceeds from exercise of stock options	1,373	8,204	1,835
Collection of notes receivable from stock sales	174	-	-
Principal payments on mortgages and loans	(137,104)	(85,024)	(127,427)
Dividends paid	(37,537)	(37,416)	(34,661)
Distributions paid to minority interest holders	(1,259)	(1,202)	(1,082)
Treasury stock purchased	-	(20,434)	(852)
Financing costs	(2,225)	(34)	(521)
Net cash provided by (used in) financing activities	(133,819)	(56,964)	8,786
Net increase (decrease) in cash and cash equivalents	111,755	1,615	(4,827)
Cash and cash equivalents - beginning of year	1,615	0	4,827
Cash and cash equivalents - end of year	$113,370	$ 1,615	$ 0

See Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Organization. Koger Equity, Inc. ("KE") was incorporated in Florida on June 21, 1988. KE has three wholly-owned subsidiaries, which are Southeast Properties Holding Corporation ("Southeast"), a Florida corporation; Koger Real Estate Services, Inc. ("KRES"), a Florida corporation; and Koger Realty Services, Inc. ("KRSI"), a Florida corporation. Koger-Vanguard Partners, L.P. ("KVP") is a Delaware limited partnership, for which KE is the general partner.

Principles of Consolidation. The consolidated financial statements include the accounts of KE, its wholly-owned subsidiaries and KVP (the "Company"). All material intercompany transactions and accounts have been eliminated in consolidation.

Investment in Koger Realty Services, Inc. During January 2001, KE organized KRSI Merger, Inc., a Florida corporation, as a wholly owned taxable subsidiary. Effective February 1, 2001, Koger Realty Services, Inc. ("Koger Realty"), a Delaware corporation, was merged into this new subsidiary (the "Merger"). Pursuant to the Merger, the common stock of Koger Realty was repurchased at the formula price set forth in its Articles of Incorporation. All of the outstanding common stock of Koger Realty was owned by officers and employees of Koger Realty, some of whom were also officers of KE. Subsequent to the Merger, the name of the new Florida subsidiary was changed to Koger Realty Services, Inc. This merger was accounted for using the purchase method of accounting resulting in a reduction in the cost basis of assets of approximately $143,000. Prior to the Merger, the Company accounted for its investment in the preferred stock of Koger Realty using the equity method.

Real Estate Investments. Operating properties, properties under construction, furniture and equipment, and undeveloped land held for investment are stated at cost less accumulated depreciation. Undeveloped land held for sale is carried at the lower of cost or fair value less selling costs.

Periodically, management reviews its portfolio of operating properties, undeveloped land held for investment and related goodwill and in those instances where properties have suffered an impairment in value, the properties and related goodwill will be reduced to their fair value. This review includes a quarterly analysis of occupancy levels and rental rates for the Company's properties in order to identify properties, which may have suffered an impairment in value. Management prepares estimates of future undiscounted cash flows for these properties to determine whether the Company will be able to recover its investment. In making such estimates, management considers the conditions in the commercial real estate markets in which the properties are located, current and expected occupancy rates, current and expected rental rates, and expected changes in operating costs. As of December 31, 2001, there were no such impairments in value. Maintenance and repairs are charged to operations. Acquisitions, additions, and improvements are capitalized.

Minority Interest. During 1998, KE acquired a suburban office park for a purchase price of $52.3 million. The transaction was structured as a contribution of the property to KVP in exchange for 999,710 limited partner units valued at $22.95 million. In connection with this transaction, KVP assumed $22.2 million of debt and received a contribution of $7.2 million from KE in exchange for general partner interests. The limited partner units are entitled to a cumulative preferred return, which approximates the average dividend rate on KE's shares. In addition, the limited partner units carry with them the right to redeem the units for common shares of KE on a one-unit-for-one-share basis or, at the option of KE, the units may be redeemed for cash. KE has reported KVP's assets, liabilities and operations in its consolidated financial statements. The limited partnership units and earnings thereon are reported as minority interests.

Depreciation and Amortization. The Company uses the straight-line method for depreciation and amortization. Acquisition costs, building improvements and tenant improvements are depreciated over the periods benefited by the expenditures which range from 3 to 40 years. Deferred tenant costs (leasing commissions and tenant relocation costs) are amortized over the term of the related leases. Deferred financing costs are amortized over the terms of the related debt agreements using a method which approximates the interest method. Cost in excess of fair value of net assets acquired is being amortized over 15 years.

Revenue Recognition. Rentals are generally recognized as revenue over the lives of leases according to provisions of the lease agreements. However, the straight-line basis, which averages annual minimum rents over the terms of leases, is used to recognize minimum rental revenues under leases which provide for material varying rents over their terms. For 2001, 2000 and 1999, the recognition of rental revenues on this basis for applicable leases increased rental revenues by $1,470,000, $1,897,000 and $1,764,000, respectively, over the amount which would have been recognized based upon the contractual provisions of these leases. Interest revenue is recognized on the accrual basis for interest-earning investments.

Federal Income Taxes. The Company is qualified and has elected tax treatment as a real estate investment trust under the Internal Revenue Code (a "REIT"). A corporate REIT is a legal entity that holds real estate, and through distributions to shareholders, is permitted to reduce or avoid the payment of Federal income taxes at the corporate level. To maintain qualification as a REIT, the Company must distribute to shareholders at least 90 percent of REIT taxable income. To the extent that the Company pays dividends equal to 100 percent of REIT taxable income, the earnings of the Company are taxed at the shareholder level. However, the use of net operating loss carryforwards, which may reduce REIT taxable income to zero, are limited for alternative minimum tax purposes. Distributed capital gains on sales of real estate are not subject to tax; however, undistributed capital gains are taxed as capital gain. Although KRSI is consolidated with the Company for financial reporting purposes, this entity is subject to Federal income tax and files separate Federal and state income tax returns.

Stock Options. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion No. 25 ("APB 25"), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has continued to apply APB 25 to its stock based compensation awards to employees and has disclosed the required pro forma effect on net income and earnings per share.

Earnings Per Common Share. Basic earnings per common share has been computed based on the weighted average number of shares of common stock outstanding for each period. Diluted earnings per common share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive common shares had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised. Following is a reconciliation of number of shares (in thousands) used in the computation of basic and diluted earnings per share.

	2001	2000	1999
Weighted average number of common shares outstanding – Basic	26,517	26,730	26,689
Effect of dilutive securities:			
Stock options	93	232	330
Adjusted common shares – Diluted	26,610	26,962	27,019

Fair Value of Financial Instruments. The Company believes that the carrying amount of its financial instruments (temporary investments, accounts receivable, accounts payable, and mortgages and loans payable) is a reasonable estimate of fair value of these instruments.

Cash and Cash Equivalents. Cash in excess of daily requirements is invested in short-term monetary securities. Such temporary cash investments have an original maturity of less than three months and are deemed to be cash equivalents for purposes of the statements of cash flows.

Statements of Cash Flows. During 1999, the Company contributed 15,603 shares of common stock to the Company's 401(k) Plan. These shares had a value of approximately $268,000 based on the closing price of the Company's common stock on the American Stock Exchange on December 31, 1998. In addition, the Company issued 19,695 shares of common stock as payment for certain 1998 bonuses for senior management. These shares had a value of approximately $285,000 based on the closing price of the Company's common stock on the American Stock Exchange on February 18, 1999. During 2000, the Company contributed 15,557 shares of common stock to the Company's 401(k) Plan. These shares had a value of approximately $262,000 based on the closing price of the Company's common stock on the American Stock Exchange on December 31, 1999. The Company's common stock is currently traded on the New York Stock Exchange. During 2001, the Company received 86,779 shares of its common stock as settlement of $1,364,000 of notes receivable from former employees ($1,010,000 of which were Notes Receivable from Stock Sales). Pursuant to the Merger, the Company acquired the net assets of Koger Realty in exchange for its preferred stock in Koger Realty. The net assets of Koger Realty acquired consisted of (i) cash in the amount of $2,535,000, (ii) other assets with a fair value of $1,016,000 and (iii) liabilities assumed with a fair value of $937,000. During December 2001, the Company acquired 5,733,772 shares of its common stock in conjunction with the sale of properties to AP-Knight, LP (see Footnote 2. Transactions with Related Parties).

For 2001, 2000 and 1999, total interest payments (net of amounts capitalized) were $25,600,000, $27,307,000 and $21,353,000, respectively, for the Company. Interest capitalized during 2001, 2000 and 1999 totaled $207,000, $1,059,000 and $3,343,000, respectively. For 2001, 2000 and 1999, payments for income taxes totaled $252,000, $155,000 and $455,000, respectively.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates.

New Accounting Standards. During July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." These Statements make significant changes to the accounting for business combinations, goodwill, and intangible assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. This statement is effective for business combinations completed after June 30, 2001. SFAS No. 142 discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators are encountered. Intangible assets with a determinable useful life will continue to be amortized over that period. The amortization provisions apply to goodwill and intangible assets acquired after September 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Goodwill and intangible assets on the books at December 31, 2001 will be affected when the Company adopts the Statement effective January 1, 2002. The Company is evaluating the impact of the adoption of these standards and has not yet determined the effect of adoption on its financial position and results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid, and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is required to be adopted for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company is currently assessing but has not yet determined the impact of SFAS No. 143 on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing but has not yet determined the impact of SFAS No. 144 on its financial position and results of operations.

2. TRANSACTIONS WITH RELATED PARTIES.

Three directors were elected to the Company's Board of Directors under the terms of an agreement dated October 10, 1996 between the Company and an affiliate of Apollo Real Estate Investment Fund II, L.P. ("Apollo") pursuant to which Apollo purchased three million shares of common stock from the Company for $43.5 million ($14.50 per share). Such agreement granted to Apollo registration rights and a conditional exemption from certain of the Company's takeover defenses for a period of three years, which period ended on October 10, 1999. During December 2001, the Company sold 75 suburban office buildings, one retail center and 3.4 acres of unimproved land to AP-Knight, LP ("AP-Knight"), an affiliate of Apollo, for approximately $206.7 million cash ($199.6 million net of selling costs) and Apollo's 5.73 million shares of the Company's common stock. In addition to the above consideration, the Company received a membership interest in an Apollo subsidiary. This interest will provide the Company with a 20 percent participation in the net cash flow from the disposed assets after Apollo has received a 15 percent internal rate of return on its equity investment. The transaction was negotiated by a Special Committee of the Board of Directors composed of directors who had no affiliation with Apollo. The Company initiated a marketing period through its financial advisor during which unrelated bidders were asked to submit competing offers to purchase these properties. Prior to the closing of the sale, the Company did not receive any attractive alternative offers for these properties. In connection with this transaction, Morgan Stanley & Co. Incorporated acted as financial advisor and provided an opinion to the Special Committee of the Board of Directors which opinion stated that the consideration received from the transaction was fair from a financial point of view to the Company.

During February 2001, Koger Realty Services, Inc., a Delaware corporation ("Koger Realty"), was merged into a wholly owned taxable subsidiary of KE. Prior to the Merger, KE owned all of the preferred stock of Koger Realty, which represented in excess of 95 percent (by value) of the economic benefits of Koger Realty. This preferred stock was nonvoting stock and not convertible into common stock while held by KE. All of the outstanding common stock of Koger Realty had been acquired by officers and employees of Koger Realty, some of whom were also officers of KE. Pursuant to the Merger, Koger Realty repurchased all outstanding common stock at the formula price set forth in its Articles of Incorporation. In connection with the Merger, Messrs. Hughes, Teagle, and Stephens were paid $20,555, $15,416 and $10,277, respectively, to redeem their shares of common stock of Koger Realty in which they had a basis of $19,840, $14,880 and $9,920, respectively.

During 2000, the Company reached an agreement with Crocker Realty Trust ("CRT") to provide asset management services for the portfolio of CRT, which currently contains 4.6 million rentable square feet. Mr. Crocker is the Chairman of the Board and Chief Executive Officer of CRT and owns 2.8 percent of the outstanding CRT shares. Mr. Onisko is the Treasurer and Chief Financial Officer of CRT and owns 0.2 percent of the outstanding CRT shares. In addition, Apollo is a principal shareholder of CRT owning 49 percent of the outstanding CRT shares. The Company is paid a fee for these services based upon the value of CRT's assets. This agreement is terminable by either party upon 90 days written notice. The terms of this agreement were approved by a committee of the Company's Board of Directors whose members were not affiliated with CRT. The Company earned fees of $452,000 and $296,000 under this agreement during 2001 and 2000, respectively.

In conjunction with the Company's plan to repurchase up to 2.65 million shares of common stock (the "Shares"), the Board of Directors granted to Mr. Crocker the right to purchase up to 500,000 Shares and to Mr. Onisko, the right to purchase up to 150,000 Shares. These officers are entitled to make purchases of one Share of every three Shares purchased by the Company as part of this plan. The Shares may be purchased from the Company at the same time and for the same price as the Company purchases Shares. In addition, the Company will loan up to 75% of the purchase price for these Shares to Mr. Crocker and to Mr. Onisko. These loans will be collateralized by the Shares purchased. The loan amount cannot exceed 75% of the collateral value at any point in time. These loans will bear interest at 150 basis points over the applicable LIBOR rate. Approximately $836,000 of these loans are subject to recourse and the remaining loans will be without recourse. Accrued interest on these loans is a recourse obligation and any paid interest is not refundable if the stock is returned in settlement of the loans. Through December 31, 2001, Mr. Crocker acquired 302,495 Shares and Mr. Onisko acquired 100,831 Shares under this plan. All of these Shares were acquired during 2000.

During 2000, the Company's Board approved a program to lend up to $2.5 million to executive officers and department heads for the purpose of exercising options. The loans have a term of 60 months and bear interest at 150 basis points over the applicable LIBOR rate. There were no loans outstanding at year-end under this program. Through December 31, 2001, options have been exercised to acquire 185,027 Shares under this program.

3. MORTGAGES AND LOANS PAYABLE.

The Company has $235 million of non-recourse loans ($219.8 million of which was outstanding on December 31, 2001) with Northwestern Mutual Life Insurance Company ("Northwestern") which are secured by nine office parks and one freestanding building. These loans are divided into (i) a tranche in the amount of $100.5 million with a 10 year maturity and an average interest rate of 8.19 percent, (ii) a tranche in the amount of $89.5 million with a maturity of 12 years and an interest rate of 8.33 percent, (iii) a tranche in the amount of $14.7 million which matures on January 2, 2007 and an interest rate of 7.1 percent and (iv) a tranche in the amount of $30.3 million which matures on January 2, 2009 and an interest rate of 7.1 percent. Monthly payments on this loan include principal amortization based on a 25-year amortization period. This indebtedness requires the Company to maintain certain financial ratios and is collateralized by properties with a carrying value of approximately $371.8 million at December 31, 2001.

The Company has a $125 million secured revolving credit facility (none of which was outstanding on December 31, 2001) provided by Fleet National Bank, Wells Fargo Bank, N.A. and Compass Bank. Based on the Company's election, the interest rate on this revolving credit facility will be either (i) the lender's LIBOR rate plus either 165,190 or 215 basis points (depending on the Company's leverage ratio) or (ii) the lender's prime rate plus either 40, 65 or 90 basis points (depending on the Company's leverage ratio). Interest payments will be due monthly on this credit facility which has a term of three years. This credit facility requires the Company to maintain certain financial ratios, which includes a limitation on dividends, and is collateralized by properties with a carrying value of approximately $98.4 million at December 31, 2001. This credit facility matures in December 2004.

The Company assumed other non-recourse loans with outstanding balances of $30.7 million ($28.9 million of which was outstanding on December 31, 2001) in conjunction with certain property acquisitions. The contractual interest rates on these loans range from 7.88 percent to 8.2 percent. Amortization with respect to this indebtedness is based on equal monthly installments based on 25-year amortization periods. These three loans mature in 2002, 2006 and 2021. This indebtedness is collateralized by properties with a carrying value of approximately $59.4 million at December 31, 2001.

The Company is in compliance with all of the above referenced debt covenants as of December 31, 2001.

The annual maturities of mortgages and loans payable, as of December 31, 2001, are summarized as follows:

Year Ending December 31,	Amount (In thousands)
2002	$ 12,702
2003	5,200
2004	5,629
2005	6,110
2006	23,704
Subsequent Years	195,338
Total	$248,683

4. LEASES.

The Company's operations consist principally of owning and leasing of office space. Most of the leases are for terms of three to five years. Generally, the Company pays all operating expenses, including real estate taxes and insurance. At December 31, 2001, approximately 97 percent of the Company's annualized rentals were subject to rent escalations based on changes in the Consumer Price Index, fixed rental increases or increases in real estate taxes and certain operating expenses. A substantial number of leases contain options that allow leases to renew for varying periods.

The Company's leases are operating leases and expire at various dates through 2020. Minimum future rental revenues from leases in effect at December 31, 2001, determined without regard to renewal options, are summarized as follows:

Year Ending December 31,	Amount (In thousands)
2002	$ 95,691
2003	77,455
2004	59,162
2005	46,404
2006	35,531
Subsequent Years	93,771
Total	$408,014

The above minimum future rental revenue does not include contingent rentals that may be received under provisions of the lease agreements. Of the total rental revenues recorded by the Company, contingent rentals amounted to $10,510,000, $10,415,000 and $9,638,000 for the years 2001, 2000, and 1999, respectively.

At December 31, 2001, annualized rental revenues totaled approximately $16,262,000 (15.7 percent) and $14,016,000 (13.5 percent), respectively, for the United States of America and the State of Florida, when all of their departments and agencies which lease space in the Company's buildings were combined.

5. STOCK OPTIONS AND RIGHTS.

1988 Stock Option Plan. The Company's Amended and Restated 1988 Stock Option Plan (the "1988 Plan") provided for the granting of options to purchase up to 500,000 shares of its common stock to key employees of the Company and its subsidiaries. To exercise the option, payment of the option price is required before the option shares are delivered. These options expire seven years from the date of grant and are generally exercisable beginning one year from the date of the grant at the rate of 20 percent per annum of the shares covered by each option on a cumulative basis, being fully exercisable five years after the date of grant. In accordance with the terms of the 1988 Plan, additional options cannot be granted after ten years from the date of adoption of this plan.

1993 Stock Option Plan. The Company's 1993 Stock Option Plan (the "1993 Plan") provides for the granting of options to purchase up to 1,000,000 shares of its common stock to key employees of the Company and its affiliates. To exercise the option, payment of the option price is required before the option shares are delivered. These options expire ten years from the date of grant and are generally exercisable beginning one year from the date of the grant at the rate of 20 percent per annum of the shares covered by each option on a cumulative basis, being fully exercisable five years after the date of grant.

1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the "1996 Plan") provides for the granting of options to purchase up to 650,000 shares of its common stock to key employees of the Company. To exercise the option, payment of the option price is required before the option shares are delivered. These options expire ten years from the date of grant and are exercisable beginning one year from the date of the grant at the rate of 20 percent per annum of the shares covered by each option on a cumulative basis, being fully exercisable five years after the date of grant.

1998 Equity and Cash Incentive Plan. The Company's 1998 Equity and Cash Incentive Plan (the "1998 Plan") provides for the issuance of up to 2,000,000 shares of its common stock pursuant to the grant of awards under this plan which may include stock options, stock appreciation rights, restricted stock, unrestricted stock, deferred stock and performance awards (in cash or stock or combinations thereof). Options granted pursuant to the 1998 Plan would expire ten years from the date of grant.

Information Concerning Options Granted. Substantially all of the options granted have been granted with an exercise price equal to the market value at the date of grant. If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 2001, 2000 and 1999 consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2001	2000	1999
Net income - As reported	$73,223,000	$27,153,000	$36,586,000
- Pro forma	$71,722,000	$24,938,000	$35,208,000
Diluted earnings per share - As reported	$2.75	$1.01	$1.35
- Pro forma	$2.70	$0.92	$1.30

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999:

	2001	2000	1999
1993 Plan, 1996 Plan, 1998 Plan and Other			
Dividend yield	-	8.00%	-
Expected volatility	-	28.02%	-
Risk-free interest rates	-	6.62%	-
Expected lives (months)	-	82	-

A summary of the status of fixed stock option grants as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding – beginning of year	2,883,834	$17.28	2,257,293	$15.97	2,514,721	$15.68
Granted	-	-	1,746,000	16.57	-	-
Exercised	(103,981)	13.21	(824,707)	11.40	(174,571)	10.74
Expired	-	-	-	-	-	-
Forfeited	(262,576)	17.94	(294,752)	19.52	(82,857)	18.17
Outstanding – end of year	2,517,277	$17.37	2,883,834	$17.28	2,257,293	$15.97

The weighted average fair value of options granted during 2000 was $3.15. There were no options granted during 2001 and 1999.

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Exercise Price	Options Outstanding	Options Exercisable	Weighted Average Remaining Life (Months)
$ 7.5000	15,200	15,200	38
7.6250	40,533	40,533	27
11.5000	73,350	73,350	42
15.3750	132,400	132,400	59
15.8750	44,500	8,900	98
16.0625	1,000,000	333,333	98
17.5625	600,000	199,998	102
19.1250	5,000	4,000	68
19.8125	74,294	74,294	67
20.0000	102,000	61,200	80
21.2500	25,000	25,000	77
21.8750	280,000	280,000	74
22.8125	125,000	125,000	74
	2,517,277	1,373,208	88

Remaining non-exercisable options as of December 31, 2001 become exercisable as follows:

Year	Number of Options
2002	563,634
2003	562,635
2004	8,900
2005	8,900
	1,144,069

Shareholder Rights Plan. Pursuant to a Shareholder Rights Plan (the "Rights Plan"), on September 30, 1990, the Board of Directors of the Company declared a dividend of one common stock purchase right (the "Rights") for each outstanding share of common stock of the Company. Under the terms of the Rights Plan, the rights which were distributed to the shareholders of record on October 11, 1990, trade together with the Company's Shares and are not exercisable until the occurrence of certain events (none of which have occurred through December 31, 2001), including acquisition of, or commencement of a tender offer for, 15 percent or more of the Company's common stock. In such event, each right entitles its holder (other than the acquiring person or bidder) to acquire additional shares of the Company's common stock at a 50 percent discount from the market price. The rights are redeemable under circumstances as specified in the Rights Plan. The Rights Plan was amended effective October 10, 1996 for Apollo and its affiliates. See Note 2 for further discussion of this amendment. Pursuant to an amendment to the Common Stock Rights Agreement dated as of August 17, 2000, the Rights have been extended ten years, through September 30, 2010.

6. STOCK INVESTMENT PLAN.

The Company has a stock investment plan (the "SIP") which provides for regular purchases of the Company's Shares by all employees and directors. The SIP provides for monthly payroll and directors' fees deductions up to $1,700 per month with the Company making monthly contributions for the account of each participant as follows: (i) 25 percent of amounts up to $50; (ii) 20 percent of amounts between $50 and $100; and (iii) 15 percent of amounts between $100 and $1,700, which amounts are used by an unaffiliated Administrator to purchase Shares from the Company.

The Company has reserved a total of 200,000 Shares for issuance under the SIP. The Company's contribution and the expenses incurred in administering the SIP totaled approximately $37,300, $50,500 and $54,700 for 2001, 2000 and 1999, respectively. Through December 31, 2001, 157,152 Shares have been issued under the SIP.

7. EMPLOYEE BENEFIT PLANS.

The Company has a 401(k) plan (the "401(k) Plan") which permits contributions by employees. For 1999, the Company's Board of Directors approved a Company contribution to the 401(k) Plan in the form of the Company's Shares (15,557 Shares which had a value of approximately $262,000 on December 31, 1999). The contribution for 1999 was made during February 2000. For 2000 and 2001, the Company's Board of Directors approved cash contributions to the 401(k) Plan which totaled $182,000 and $167,000, respectively.

The Company has a supplemental executive retirement plan (the "SERP"), an unfunded defined benefit plan. The purpose of the SERP is to facilitate the retirement of select key executive employees by supplementing their benefits under the Company's 401(k) Plan. The benefits are based on years of service and the employee's average base salary during the last three calendar years of employment. The SERP was curtailed during 2000 when as part of the corporate reorganization 12 of the 13 active participants terminated employment with the Company. SERP benefits were settled, via single cash payments, for 9 of these 12 individuals. Currently, there are four retired participants (all receiving monthly benefits) and one active participant in the SERP. Net periodic pension cost for the SERP for 2001, 2000 and 1999 was as follows (in thousands):

	2001	2000	1999
Service cost	$ 13	$ 47	$ 182
Interest cost	279	433	481
Amortization of unrecognized prior service cost	76	257	418
Amortization of unrecognized net loss	-	4	39
Net periodic benefit cost	368	741	1,120
Curtailment – unrecognized prior service cost acceleration	-	2,512	-
Curtailment gain	-	(586)	-
Termination benefit cost	-	1,128	-
Total Cost	$368	$3,795	$1,120

Assumptions used in the computation of net periodic pension cost for the SERP were as follows:

	2001	2000	1999
Discount rate	6.5%	7.5%	7.5%
Rate of increase in salary levels	5.0%	5.0%	5.0%

The following table provides a reconciliation of benefit obligations, the status of the unfunded SERP and the amounts included in accrued liabilities-other in the Consolidated Balance Sheet at December 31, 2001 and 2000 (in thousands):

	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year (KE and KRSI for 2001)	$4,061	$6,981
Service cost	13	47
Interest cost	279	433
Amendments	0	0
Actuarial (gain)/loss	407	(1,503)
Benefits paid	(614)	(3,317)
Termination benefit cost	0	1,129
Benefit obligation at end of year	4,146	3,770
Change in plan assets		
Fair value of plan assets at beginning of year	0	0
Expected return on plan assets	0	0
Employer contribution	614	3,317
Benefits paid	(614)	(3,317)
Fair value of plan assets at end of year	0	0
Funded status	(4,146)	(3,770)
Unrecognized prior service cost	657	616
Unrecognized actuarial loss	407	0
Net amount recognized	$(3,082)	$(3,154)
Amounts recognized in the statement of financial position consist of:		
Accrued benefit liability	$(3,082)	$(3,154)
Additional minimum liability	(577)	(470)
Intangible asset	577	470
Net amount recognized	$(3,082)	$(3,154)

8. DIVIDENDS.

During 2001, 2000 and 1999, the Company paid a total of $1.40, $1.40 and $1.30 per share of regular dividends, respectively. In addition on January 15, 2002, the Company paid a capital gain distribution in the form of a special dividend of $1.74 per share to shareholders of record on December 28, 2001. For tax purposes, this special dividend will be treated as if it was paid in 2001. For income tax purposes, the components of the dividends paid during 2001 are as follows:

Payment Date	Ordinary Income	Return of Capital	Unrecaptured Section 1250 Gain (25%)	Qualified Five Year Gain
February 1, 2001	$0.350	-	-	-
May 3, 2001	0.350	-	-	-
August 2, 2001	0.350	-	-	-
November 1, 2001	0.350	-	-	-
January 15, 2002	0.002	-	$1.603	$0.135
	$1.402	-	$1.603	$0.135

The Company intends that the quarterly dividend payout in the last quarter of each year will be adjusted to reflect the distribution of at least 90 percent of the Company's REIT taxable income as required by the Federal income tax laws. The Company's secured revolving credit facility requires the Company to maintain certain financial ratios, which includes a limitation on dividends. During November 2001, the Company's Board of Directors declared a quarterly dividend of $0.35 per share payable on February 7, 2002, to shareholders of record on December 31, 2001.

9. FEDERAL INCOME TAXES.

The Company is operated in a manner so as to qualify and has elected tax treatment as a REIT. As a REIT, the Company is required to distribute to shareholders at least 90 percent of REIT taxable income. For the three years in the period ended December 31, 2001, the Company has paid out dividends in amounts at least equal to its REIT taxable income. For the year ended December 31, 2001, the Company's taxable income prior to the dividends paid deduction was approximately $37,573,000 (which equals the Company's 2001 dividends paid deduction). The Company's taxable income prior to the dividends paid deduction for the years ended December 31, 2000 and 1999 was approximately $26,393,000 and $34,661,000, respectively. The difference between net income for financial reporting purposes and taxable income results primarily from different methods of accounting for bad debts, depreciable lives related to the properties owned, advance rents received and net operating loss carryforwards. At December 31, 2001, the net book basis of the Company's assets and liabilities exceeded the net tax basis of assets and liabilities in the amount of approximately $33.4 million.

The following table reconciles the Company's net income to REIT taxable income (which excludes non-REIT operations) for the year ended December 31, 2001 (in thousands):

	2001 Estimate	2000	1999
Net Income	$73,223	$27,153	$36,586
Less: Net income of taxable REIT Subsidiary	(651)	0	0
Net income from REIT operations	72,572	27,153	36,586
Add: Book depreciation and amortization	35,954	35,133	32,314
Less: Tax depreciation and amortization	(27,314)	(28,537)	(27,484)
Book/tax difference on gains from capital transactions	(2,416)	(1,503)	(2,676)
Other book/tax differences, net	(2,178)	(5,853)	(1,540)
Taxable income before adjustments	76,618	26,393	37,200
Less: *Capital gains distributions*	(36,728)	0	0
Taxable ordinary income before adjustments	39,890	26,393	37,200
Less: Net operating loss carryforward	(2,317)	0	(2,539)
Adjusted taxable income subject to 90 percent dividend requirement	$37,573	$26,393	$34,661

The Company utilized approximately $2,539,000 of net operating loss carryforwards to reduce REIT taxable income for 1999. The Company's net operating loss carryforward available to offset REIT taxable income for 2001 is approximately $2,414,000. The use of net operating loss carryforwards and other tax attributes by the Company is subject to certain limitations imposed by Internal Revenue Code Sections 382 and 383. These limitations apply to both regular and alternative minimum taxes. These net operating loss carryforwards and other tax attributes can be used in varying degrees to offset REIT taxable income or tax through 2007. For 2000 and 1999, the Company incurred alternative minimum taxes of approximately $0 and $508,000, respectively, and recorded a provision for alternative minimum taxes of approximately $340,000 for 2001. KRSI is subject to Federal, state and local income taxes. During 2001, KRSI recorded a provision for Federal income tax of $323,000.

10. COMMITMENTS AND CONTINGENCIES.

At December 31, 2001, the Company had no material commitments for the construction of buildings or for improvements to existing buildings.

Certain stock option agreements, which granted options to purchase 1.6 million shares of the Company's common stock, contain provisions providing for amounts to be placed in escrow equal to any extraordinary dividend or other extraordinary distribution paid to the Company's shareholders as if the 1.6 million options had been exercised immediately prior to the declaration of such distribution. The Company paid a special distribution of $1.74 per share on January 15, 2002. If the closing price of the Company's common stock equals or exceeds $14.3225 on at least 60 days during the period from September 1, 2002 to December 31, 2002, then $1.74 million will be accrued as compensation expense in 2002 related to one million options.

11. SUBSEQUENT EVENTS (UNAUDITED).

During January 2002, the Company acquired the 999,710 limited partnership units in KVP for approximately $16.5 million. On January 31, 2002, the Company acquired a 31-story office building, containing approximately 806,000 rentable square feet, located in Atlanta's Central Perimeter submarket for $125 million. This purchase was funded with cash and by drawing $80 million under the Company's secured revolving credit facility.

12. INTERIM FINANCIAL INFORMATION (UNAUDITED).

Selected quarterly information for the two years in the period ended December 31, 2001 is presented below (in thousands except per share amounts):

Quarters Ended	Total Rental Revenues	Total Revenues	Net Income	Diluted Earnings Per Share
March 31, 2000 (1)	$41,406	$41,802	$ 5,355	$ .20
June 30, 2000 (2)	42,131	42,796	5,840	.22
September 30, 2000 (3)	40,750	41,774	9,346	.35
December 31, 2000 (4)	40,446	41,502	6,612	.25
March 31, 2001	41,591	43,013	8,625	.32
June 30, 2001	41,628	43,185	8,713	.32
September 30, 2001	42,243	43,471	8,006	.30
December 31, 2001 (5)	40,161	40,891	47,879	1.86

(1) The results for the quarter ended March 31, 2000 were affected by certain non-recurring charges, which totaled $3,510.

(2) The results for the quarter ended June 30, 2000 were affected by corporate reorganization costs, which totaled $7,180, and by a gain on the sale or disposition of assets, which totaled $4,404.

(3) The results for the quarter ended September 30, 2000 were affected by a gain on the sale or disposition of assets, which totaled $2,033.

(4) The results for the quarter ended December 31, 2000 were affected by corporate reorganization costs, which totaled $2,095.

(5) The results for the quarter ended December 31, 2001 were affected by a gain on the sale of assets, which totaled $39,189.

KOGER EQUITY, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2001
(In Thousands)

Description	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of period
2001					
Allowance for uncollectible accounts	$ 584	$ 1,448	$ 0	$ 918 (a)	$1,114
Valuation allowance - land held for sale	$ 74	$ 0	$ 0	$ 0	$ 74
2000					
Allowance for uncollectible accounts	$ 440	$ 721	$ 0	$ 577 (a)	$ 584
Valuation allowance - land held for sale	$ 279	$ 0	$ 0	$ 205 (b)	$ 74
1999					
Allowance for uncollectible accounts	$ 436	$ 349	$ 0	$ 345 (a)	$ 440
Valuation allowance - land held for sale	$ 279	$ 0	$ 0	$ 0	$ 279

(a) Receivable balances which were determined to be uncollectible and written-off in the applicable year.
(b) Land parcel was sold for which valuation allowance had been recorded.

KOGER EQUITY, INC. AND SUBSIDIARIES
REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2001
(in thousands)

	INITIAL COST		COSTS CAPITALIZED SUBSEQUENT TO ACQUISITION		TOTAL COST			(d)	(a)		
CENTER/LOCATION	LAND	BLDGS & IMPROV.	IMPROVE-MENTS	CARRYING COSTS	LAND	BLDGS & IMPROV.	(b)(c) TOTAL	ACCUM. DEPR.	MORT-GAGES	DATE ACQUIRED	DEPRECIABLE LIFE
OPERATING REAL ESTATE:											
ATLANTA CHAMBLEE	$14,667	$ 68,712	$17,457	$0	$14,667	$ 86,169	$100,836	$ 26,554	$ 0	1988 - 2000	3 - 40 YRS.
ATLANTA GWINNETT	3,100	21,392	2,952	0	3,100	24,344	27,444	2,729	10,693	1993 - 2000	3 - 39 YRS.
ATLANTA PERIMETER	2,785	18,407	984	0	2,785	19,391	22,176	2,410	7,201	1997	3 - 39 YRS.
CHARLOTTE UNIVERSITY	3,132	20,007	(5)	0	3,132	20,002	23,134	1,112	0	1999	3 - 39 YRS.
CHARLOTTE VANGUARD	5,136	48,019	2,475	0	5,136	50,494	55,630	4,495	21,012 (e)	1998	3 - 40 YRS.
JACKSONVILLE BAYMEADOWS	10,514	39,250	3,012	0	10,514	42,262	52,776	8,064	33,733	1993 - 1998	3 - 40 YRS.
JACKSONVILLE JTB	5,554	35,151	3,131	0	5,554	38,282	43,836	2,910	17,414	1997- 2001	3 - 39 YRS.
MEMPHIS GERMANTOWN	8,472	38,559	6,274	0	8,472	44,833	53,305	11,540	24,269	1988 - 2000	3 - 40 YRS.
ORLANDO CENTRAL	8,092	29,825	11,855	0	8,092	41,680	49,772	16,384	26,335	1988 - 1993	3 - 40 YRS.
ORLANDO LAKE MARY	5,506	35,523	26	0	5,506	35,549	41,055	1,980	12,778	1999	3 - 39 YRS.
ORLANDO UNIVERSITY	5,780	27,063	4,721	0	5,780	31,784	37,564	5,752	20,657	1990 - 2001	3 - 40 YRS.
RICHMOND PARAGON	1,422	15,144	1,480	0	1,422	16,624	18,046	2,114	7,903	1998	3 - 39 YRS.
ST. PETERSBURG	7,135	36,020	9,975	0	7,135	45,995	53,130	13,539	27,779	1988 - 2000	3 - 40 YRS.
TALLAHASSEE	10,624	59,536	11,152	0	10,624	70,688	81,312	22,755	38,909	1988 - 1997	3 - 40 YRS.
SUBTOTALS	91,919	492,608	75,489	0	91,919	568,097	660,016	122,338	248,683		
FURNITURE & EQUIPMENT	0	3,082	0	0	0	3,082	3,082	1,661	0		3 - 15 YRS.
IMPROVEMENTS IN PROGRESS	0	0	188	0	0	188	188	0	0		
TOTAL OPERATING REAL ESTATE	91,919	495,690	75,677	0	91,919	571,367	663,286	123,999	248,683		
UNIMPROVED LAND:											
ATLANTA GWINNETT	3,744	0	0	0	3,744	0	3,744	0	0	1993	
BIRMINGHAM COLONNADE	4,886	0	0	0	4,886	0	4,886	0	0	1998	
CHARLOTTE CARMEL	991	0	0	0	991	0	991	0	0	1993	
CHARLOTTE VANGUARD	1,516	0	0	0	1,516	0	1,516	0	0	1998	
COLUMBIA SPRING VALLEY	76	0	0	0	76	0	76	0	0	1993	
GREENSBORO WENDOVER	680	0	0	0	680	0	680	0	0	1993	
GREENVILLE PARK CENTRAL	438	0	0	0	438	0	438	0	0	1997	
ORLANDO CENTRAL	817	0	0	0	817	0	817	0	0	1989	
ST. PETERSBURG	707	0	0	0	707	0	707	0	0	1993	
TOTAL UNIMPROVED LAND	13,855	0	0	0	13,855	0	13,855	0	0		
TOTAL	$105,774	$495,690	$ 75,677	$0	$105,774	$571,367	$677,141	$123,999	$248,683		

KOGER EQUITY, INC. AND SUBSIDIARIES
REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2001
(in thousands)

(a) At December 31, 2001, the outstanding balance of mortgages payable was $248,683. In addition, the Company has a secured revolving credit facility with variable interest rates which is collaterialized by mortgages on a pool of buildings. At December 31, 2001, the outstanding balance of the secured revolving credit facility was $0.

(b) Aggregate cost basis for Federal income tax purposes was $679,278 at December 31, 2001.

(c) Reconciliation of total real estate carrying value for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Balance at beginning of year	$974,906	$994,919	$935,598
Acquisitions and construction	2,701	16,599	120,564
Improvements	16,073	19,812	25,075
Sale of unimproved land	(120)	(1,027)	(628)
Sale or disposition of operating real estate	(316,419)	(55,397)	(85,690)
Balance at close of year	$677,141	$974,906	$994,919

(d) Reconciliation of accumulated depreciation for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Balance at beginning of year	$155,817	$137,452	$129,682
Depreciation expense:			
Operating real estate	32,261	31,720	28,800
Furniture and equipment	496	432	376
Sale or disposition of operating real estate	(64,575)	(13,787)	(21,406)
Balance at close of year	$123,999	$155,817	$137,452

(e) Includes $19,468 of fixed rate debt and $1,544 of variable rate debt.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information about directors of the Company who are not executive officers is contained in the Company's Proxy Statement (the "2002 Proxy Statement") and is incorporated herein by reference.

The following tabulation lists the executive officers of the Company, their ages and their occupations for the past five years:

Victor A. Hughes, Jr.	Chairman of the Board
Thomas J. Crocker	Chief Executive Officer and Director
Robert E. Onisko	Chief Financial Officer
Christopher L. Becker	Senior Vice President
Thomas C. Brockwell	Senior Vice President
Drew P. Cunningham	Senior Vice President
James L. Stephens	Vice President and Chief Accounting Officer

Mr. Hughes, age 66, was elected Chairman of the Board on June 21, 1996. He also served as Chief Executive Officer from June 21, 1996 to February 29, 2000. He held the position of Chief Financial Officer of the Company from March 31, 1991 to April 1, 1998, and the position of President from August 22, 1995 to November 14, 1997.

Mr. Crocker, age 48, became Chief Executive Officer of the Company on March 1, 2000, and was elected to the Board of Directors of the Company on February 17, 2000. He previously held the position of Chief Executive Officer of Crocker Realty Trust, Inc., a private real estate investment trust, from November 1997 to February 29, 2000, and Chief Executive Officer of Crocker & Associate, L.P., a private real estate limited partnership, from July 1996 to November 1997. Mr. Crocker served as Chairman and Chief Executive Officer of Crocker Realty Trust, Inc., a public real estate investment trust, from July 1, 1995 to June 30, 1996.

Mr. Onisko, age 54, became Chief Financial Officer of the Company on March 1, 2000. He previously held the position of Secretary and Treasurer of Crocker Realty Trust, Inc., a private real estate investment trust, from November 1997 to February 29, 2000. From July 1996 to November 1997, Mr. Onisko served as Secretary and Treasurer of Crocker & Associates, L.P., a private real estate limited partnership. He was Executive Vice President, Chief Financial Officer and Secretary of Crocker Realty Trust, Inc., a public real estate investment trust, from July 1, 1995 to June 30, 1996.

Mr. Becker, age 45, has been Senior Vice President of the Company since June 19, 2000, and previously held the position of Senior Vice President of Crocker Realty Trust, Inc., a private real estate investment trust from November 1997 to June 2000. Prior to that he was Senior Vice President of Crocker & Associates, L.P., a private real estate limited partnership, from July 1996 to November 1997. Mr. Becker served as Senior Vice President of Crocker Realty Trust, Inc., a public real estate investment trust from July 1, 1995 to June 30, 1996.

Mr. Brockwell, age 38, has been Senior Vice President of the Company since June 19, 2000. He previously held the position of Vice President of Crocker Realty Trust, Inc. for the five years prior to employment with the Company.

Mr. Cunningham, age 38, has been Senior Vice President of the Company since June 19, 2000, and previously held the position of Senior Vice President of Crocker Realty Trust, Inc., a private real estate investment trust, from November 1997 to June 2000. Prior to that he was Senior Vice President of Crocker & Associates, L.P., a private real estate limited partnership, from July 1996 to November 1997. Mr. Cunningham served as Senior Vice President of Crocker Realty Trust, Inc., a public real estate investment trust from July 1, 1995 to June 30, 1996.

Mr. Stephens, age 44, has been Vice President of the Company since May 7, 1996, and was the Treasurer of the Company from March 31, 1991 to May 7, 1996. He has served as Chief Accounting Officer of the Company since March 31, 1991.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers file with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of the Company's equity securities. Executive officers and directors are required by regulations of the SEC to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2001, the Company's executive officers and directors complied with all Section 16(a) filing requirements.

Item 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated by reference to the section headed "Compensation of Executive Officers" in the 2002 Proxy Statement (except for information contained under the headings "Report on Executive Compensation for 2001 by the Compensation Committee" and "Shareholder Return Performance Presentation").

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The stock ownership of each person known to the Company to be the beneficial owner of more than five percent (5%) of its outstanding common stock is incorporated by reference to the section headed "Information About Koger Equity Common Stock Ownership" of the 2002 Proxy Statement. The beneficial ownership of common stock of all directors of the Company is incorporated by reference to the section headed "Election of Directors" contained in the 2002 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reference is made to Item 1. "Business," 2. "Properties," 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 "Transactions With Related Parties" to the Notes to Consolidated Financial Statements contained in this Report and to the heading "Certain Relationships and Transactions" contained in the 2002 Proxy Statement for information regarding certain relationships and related transactions which information is incorporated herein by reference.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) See "Item 8 - Financial Statements and Supplementary Data - Index to Consolidated Financial Statements and Financial Statement Schedules" for a list of the financial statements included in this report.

(2) The consolidated supplemental financial statement schedules required by Regulation S-X are included on pages 43 through 45 in this Form.

(b) Reports on Form 8-K:

On November 9, 2001, the Company filed a Form 8-K (dated November 7, 2001) reporting under Item 9, Regulation FD Disclosure, the announcement of its quarterly and nine months results for the period ended September 30, 2001, and providing under Item 7, Financial Statements and Exhibits, the Koger Equity, Inc. News Release, dated November 7, 2001, and related Supplemental Information, dated September 30, 2001.

On December 19, 2001, the Company filed a Form 8-K (dated December 17, 2001) reporting under Item 9, Regulation FD Disclosure, the announcement that its Board of Directors had declared a capital gain distribution and providing under Item 7, Financial Statements and Exhibits, the Koger Equity, Inc. News Release dated December 17, 2001.

On December 20, 2001, the Company filed a Form 8-K (dated December 12, 2001) reporting under Item 2, Acquisition or Disposition of Assets, the sale of select non-core assets and providing under Item 7, Financial Statements and Exhibits, unaudited pro forma financial statements for the disposition.

(c) The following exhibits are filed as part of this report:

Exhibit Number	Description
1	Underwriting Agreement dated December 12, 1997, between Koger Equity, Inc. and J.P. Morgan Securities, Inc., Bear Stearns and Company, Inc. and BT Alex Brown Incorporated, as Representatives of the several underwriters. Incorporated by reference to Exhibit 1 of the Form 8-K, dated December 12, 1997, filed by the Registrant on December 15, 1997 (File No. 1-9997).
1(a)	Underwriting Agreement dated March 24, 1998, between Koger Equity, Inc. and Wheat, First Securities, Inc. Incorporated by reference to Exhibit 1 of the Form 8-K, dated March 24, 1998, filed by the Registrant on March 30, 1998 (File No. 1-9997).
2	Agreement and Plan of Merger, dated as of December 21, 1993 between the Company and Koger Properties, Inc. Incorporated by reference to Exhibit 2 of Form 10-K filed by the Registrant for the period ended December 31, 1993 (File No. 1-9997).
3(a)	Articles of Amendment and Restatement of Articles of Incorporation of Koger Equity, Inc., dated May 18, 2000. Incorporated by reference to Exhibit 3(a) of the Form 10-Q filed by the Registration for the quarter ended September 30, 2000 (File No. 1-9997).
3(b)	Koger Equity, Inc. By Laws, as Amended and Restated on February 17, 2000. Incorporated by reference to Exhibit 3(b) of the Form 10-Q filed by the Registrant for the quarter ended September 30, 2000 (File No. 1-9997).
4(a)	Common Stock Certificate of Koger Equity, Inc. Incorporated by reference to Exhibit 4(a) of the Form 10-Q filed by the Registrant for the quarter ended June 30, 2001 (File No. 1-9997).

Exhibit Number	Description
4(b)(1)(A)	Koger Equity, Inc. Rights Agreement (the "Rights Agreement") dated as of September 30, 1990 between the Company and Wachovia Bank and Trust Company, N.A. as Rights Agent ("Wachovia"). Incorporated by reference to Exhibit 1 to a Registration Statement on Form 8-A, dated October 3, 1990 (File No. 1-9997).
4(b)(1)(B)	First Amendment to the Rights Agreement, dated as of March 22, 1993, between the Company and First Union National Bank of North Carolina, as Rights Agent ("First Union"), entered into for the purpose of replacing Wachovia. Incorporated by reference to Exhibit 4(b)(4) of the Form 10-Q filed by the Registrant for the quarter ended March 31, 1993 (File No. 1-9997).
4(b)(1)(C)	Second Amendment to the Rights Agreement, dated as of December 21, 1993, between the Company and First Union. Incorporated by reference to Exhibit 5 to an Amendment on Form 8-A/A, dated December 21, 1993, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No. 1-9997).
4(b)(1)(D)	Third Amendment to Rights Agreement, dated as of October 10, 1996, between Koger Equity, Inc. and First Union. Incorporated by reference to Exhibit 6 to an Amendment on Form 8-A/A, dated November 7, 1996, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No. 1-9997).
4(b)(1)(E)	Fourth Amendment to Rights Agreement, dated as of February 27, 1997, between Koger Equity, Inc. and First Union. Incorporated by reference to Exhibit 8 to an Amendment on Form 8-A/A, dated March 17, 1997, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No. 1-9997).
4(b)(1)(F)	Fifth Amendment to Rights Agreement, dated as of November 23, 1999, between Koger Equity, Inc. and Norwest Bank Minnesota, National Association, as successor Rights Agent. Incorporated by reference to Exhibit 11 to an Amendment on Form 8-A/A, dated November 23, 1999, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No. 1-9997).
4(b)(1)(G)	Sixth Amendment to Rights Agreement, dated as of August 17, 2000, between Koger Equity, Inc. and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent. Incorporated by reference to Exhibit 4(1) to an Amendment on Form 8-A/A, dated August 17, 2000, to the Registration Statement of the Registrant on Form 8-A, dated January 28, 2000 (File No. 1-9997).
4(b)(1)(H)	Seventh Amendment to the Rights Agreement between Koger Equity, Inc. and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent. Incorporated by reference to Exhibit 4(j) to an Amendment on Form 8-A/A, dated December 21, 2001 (File No. 1-9997).
4(b)(2)	Form of Common Stock Purchase Rights Certificate (attached as Exhibit A to the Rights Agreement). Pursuant to the Rights Agreement, printed Common Stock Purchase Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).
4(b)(3)	Summary of Common Stock Purchase Rights (attached as Exhibit B to the Rights Agreement, Exhibit 4(b)(1)(A)).
10(a)(1)(A)	Koger Equity, Inc. Amended and Restated 1988 Stock Option Plan. Incorporated by reference to Exhibit 10(e)(1)(A) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1992 (File No. 1-9997).
10(a)(1)(B)	Form of Stock Option Agreement pursuant to Koger Equity, Inc. Amended and Restated 1988 Stock Option Plan. Incorporated by reference to Exhibit 10(e)(2)(A) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1992 (File No. 1-9997).
10(a)(1)(C)	Form of Amendment to Stock Option Agreement pursuant to Koger Equity, Inc. Amended and Restated 1988 Stock Option Plan. Incorporated by reference to Exhibit 10(a)(1)(C) of Form 10-K filed by the Registrant for the period ended December 31, 1996 (File No. 1-9997).
10(a)(2)(A)	Koger Equity, Inc. 1993 Stock Option Plan. Incorporated by reference to Exhibit II to Registrant's Proxy Statement dated June 30, 1993 (File No. 1-9997).

Exhibit Number	Description
10(a)(2)(B)	Form of Stock Option Agreement pursuant to Koger Equity, Inc. 1993 Stock Option Plan. Incorporated by reference to Exhibit 10(e)(3)(B) of Form 10-K filed by the Registrant for the period ended December 31, 1994 (File No. 1-9997).
10(a)(2)(C)	Form of Amendment to Stock Option Agreement pursuant to Koger Equity, Inc. 1993 Stock Option Plan. Incorporated by reference to Exhibit 10(a)(2)(C) of Form 10-K filed by the Registrant for the period ended December 31, 1996 (File No. 1-9997).
10(a)(3)(A)	Koger Equity, Inc. 1996 Stock Option Plan. Incorporated by reference to Exhibit 10(a)(3)(A) of Form 10-K filed by the Registrant for the period ended December 31, 1996 (File No. 1-9997).
10(a)(3)(B)	Form of Stock Option Agreement pursuant to Koger Equity, Inc. 1996 Stock Option Plan. Incorporated by reference to Exhibit 10(a)(3)(B) of Form 10-K filed by the Registrant for the period ended December 31, 1996 (File No. 1-9997).
10(a)(4)	Form of Koger Equity, Inc. Restricted Stock Award effective as of May 1, 1999. Incorporated by reference to Exhibit 10(a) on Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997).
10(a)(5)	Koger Equity, Inc. 1998 Equity and Cash Incentive Plan, as Amended and Restated. Incorporated by reference to Exhibit A to Registrant's Proxy Statement, dated April 18, 2000 (File No. 1-9997).
10(a)(6)	Stock Option Agreement between Koger Equity, Inc. and Thomas J. Crocker, dated as of February 17, 2000. Incorporated by reference to Exhibit 10(a)(6) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(a)(7)	Stock Option Agreement between Koger Equity, Inc. and Robert E. Onisko, dated as of February 17, 2000. Incorporated by reference to Exhibit 10(b)(6) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(b)	Reserved.
10(c)	License Agreement, dated as of July 28, 1995, between Koger Equity, Inc. and Koger Realty Services, Inc. Incorporated by reference to Exhibit 10(v) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1995 (File No. 1-9997).
10(d)(1)	Amended and Restated Supplemental Executive Retirement Plan, effective as of May 20, 1999. Incorporated by reference to Exhibit 10(b) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997).
10(d)(2)	Amendment No. 1 to Supplemental Executive Retirement Plan, effective June 21, 1996. Incorporated by reference to Exhibit 10(d)(2) of Form 10-K filed by the Registrant for the period ended December 31, 1997 (File No. 1-9997).
10(d)(3)	Amendment No. 2 to Supplemental Executive Retirement Plan, effective May 19, 1998. Incorporated by reference to Exhibit 10(d)(3) of Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997).
10(d)(4)	Amendment No. 3 to Supplemental Executive Retirement Plan, effective May 19, 1998. Incorporated by reference to Exhibit 10(d)(4) of the Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997).
10(e)	Form of Indemnification Agreement between Koger Equity, Inc. and its Directors and certain of its officers. Incorporated by reference to Exhibit 10(x) of Form 10-K filed by the Registrant for the year ended December 31, 1995 (File No. 1-9997).
10(f)(1)(A)	Amended and Restated Employment Agreement between Koger Equity, Inc. and Victor A. Hughes, Jr. effective as of April 1, 1998. Incorporated by reference to Exhibit 10(f)(1) of Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997).

Exhibit Number	Description
10(f)(1)(B)	Amended and Restated Employment Agreement between Koger Equity, Inc. and James C. Teagle, effective as of April 1, 1998. Incorporated by reference to Exhibit 10(f)(2) of Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997).
10(f)(1)(C)	Employment Agreement between Koger Equity, Inc. and David B. Hiley, effective as of April 1, 1998. Incorporated by reference to Exhibit 10(f)(3) of Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997).
10(f)(1)(D)	Employment Agreement between Koger Equity, Inc. and Thomas J. Crocker, effective January 17, 2000. Incorporated by reference to Exhibit 10(a)(1) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(f)(1)(E)	Employment Agreement between Koger Equity, Inc. and Robert E. Onisko, effective January 17, 2000. Incorporated by reference to Exhibit 10(b)(1) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(f)(2)(A)	Change of Control Agreement between Koger Equity, Inc. and Victor A. Hughes, Jr., effective as of May 20, 1999. Incorporated by reference to Exhibit 10(c) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997).
10(f)(2)(B)	Change of Control Agreement between Koger Equity, Inc. and James C. Teagle, effective as of May 20, 1999. Incorporated by reference to Exhibit 10(d) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997).
10(f)(2)(C)	Change of Control Agreement between Koger Equity, Inc. and David B. Hiley, effective as of May 20, 1999. Incorporated by reference to Exhibit 10(e) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997).
10(f)(3)(A)	Promissory Note (No Recourse Note), dated as of February 17, 2000, executed by Thomas J. Crocker as maker in favor of Koger Equity, Inc. as lender. Incorporated by reference to Exhibit 10(a)(2) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(f)(3)(B)	Promissory Note (25% Recourse Note), dated as of February 17, 2000, executed by Thomas J. Crocker as maker in favor of Koger Equity, Inc. as lender. Incorporated by reference to Exhibit 10(a)(3) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(f)(3)(C)	Stock Pledge Security Agreement between Koger Equity, Inc. and Thomas J. Crocker, dated as of February 17, 2000. Incorporated by reference to Exhibit 10(a)(4) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(f)(3)(D)	Stock Purchase and Loan Agreement between Thomas J. Crocker and Koger Equity, Inc., dated as of February 17, 2000. Incorporated by reference to Exhibit 10(a)(5) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(f)(4)(A)	Promissory Note (No Recourse Note), dated as of February 17, 2000, executed by Robert E. Onisko as maker in favor of Koger Equity, Inc. as lender. Incorporated by reference to Exhibit 10(b)(2) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(f)(4)(B)	Promissory Note (25% Recourse Note), dated as of February 17, 2000, executed by Robert E. Onisko as maker in favor of Koger Equity, Inc. as lender. Incorporated by reference to Exhibit 10(b)(3) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(f)(4)(C)	Stock Pledge Security Agreement between Koger Equity, Inc. and Robert E. Onisko, dated as of February 17, 2000. Incorporated by reference to Exhibit 10(b)(4) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).
10(f)(4)(D)	Stock Purchase and Loan Agreement between Robert E. Onisko and Koger Equity, Inc., dated as of February 17, 2000. Incorporated by reference to Exhibit 10(b)(5) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997).

Exhibit Number	Description
10(g)	Reserved.
10(h)(1)(A)	Loan Application, dated July 29, 1996, by Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(1) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997).
10(h)(1)(B)	Master Loan Agreement, made as of December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(a) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(2)(A)	Koger Equity, Inc. Tranche A Promissory Note, dated December 16, 1996, in the principal amount of $100,500,000 payable to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(2)(A) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997).
10(h)(2)(B)	Koger Equity, Inc. Tranche B Promissory Note, dated December 16, 1996, in the principal amount of $89,500,000 payable to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(2)(B) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997).
10(h)(2)(C)	Koger Equity, Inc. Tranche C Promissory Note, dated September 2, 1999, in the principal amount of $14,700,000 payable to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(6) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997)
10(h)(2)(D)	Koger Equity, Inc. Tranche D Promissory Note, dated September 2, 1999, in the principal amount of $30,300,000 payable to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(7) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997).
10(h)(2)(E)	First Amendment of Tranche B Promissory Note, dated August 11, 2000, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(2)(E) of Form 10-Q filed by the Registrant for the quarter ended September 30, 2000 (File No. 1-9997).
10(h)(2)(F)	Third Amendment to Tranche A Promissory Note, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(b) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(2)(G)	Second Amendment to Tranche B Promissory Note, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(c) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(2)(H)	First Amendment to Tranche C Promissory Note, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(d) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(2)(I)	First Amendment to Tranche D Promissory Note, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(e) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).

Exhibit Number	Description
10(h)(3)(A)	Master Lien Instrument from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company, dated December 16, 1996, (1) with Mortgage and Security Agreement for Duval, Leon, Orange and Pinellas Counties, Florida and (2) with Deed of Trust and Security Agreement for Greenville County, South Carolina, Shelby County, Tennessee and Bexar, El Paso and Travis Counties, Texas. Incorporated by reference to Exhibit 10(j)(3)(A) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997).
10(h)(3)(B)	Master Lien Instrument from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company, dated September 2, 1999, for Duval, Leon, Orange and Pinellas Counties, Florida, Greenville County, South Carolina, Shelby County, Tennessee, and Bexar, El Paso and Travis Counties, Texas. Incorporated by reference to Exhibit 10(j)(8) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997).
10(h)(3)(C)	Leasehold Deed of Trust and Security Agreement, dated September 2, 1999, between Koger Equity, Inc., and John S. Shoaf, Jr. ("Trustee"), and The Northwestern Mutual Life Insurance Company for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(j)(9) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997).
10(h)(3)(D)	IDB Deed of Trust and Security Agreement, dated September 2, 1999, between the Industrial Development Board of the City of Memphis and County of Shelby, Koger Equity, Inc., and Trustee and The Northwestern Mutual Life Insurance Company for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(j)(10) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997).
10(h)(3)(E)	Consolidation, Amendment and Restatement of Mortgage and Security Agreement and Spreader Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Orange County, Florida. Incorporated by reference to Exhibit 10(h) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(3)(F)	Consolidation, Amendment and Restatement of Mortgage and Security Agreement and Spreader Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Pinellas County, Florida. Incorporated by reference to Exhibit 10(i) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(3)(G)	Consolidation, Amendment and Restatement of Mortgage and Security Agreement and Spreader Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Duval County, Florida. Incorporated by reference to Exhibit 10(j) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(3)(H)	Consolidation, Amendment and Restatement of Mortgage and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Leon County, Florida. Incorporated by reference to Exhibit 10(k) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(3)(I)	Consolidation, Amendment and Restatement of Deed of Trust and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and Robert J. Pinstein ("Trustee"), and The Northwestern Mutual Life Insurance Company, for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(l) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(3)(J)	Amendment and Restatement of IDB Deed of Trust and Security Agreement, dated December 6, 2001, between The Industrial Development Board of the City of Memphis and County of Shelby, Koger Equity, Inc. and Robert J. Pinstein and The Northwestern Mutual Life Insurance Company, for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(m) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).

Exhibit Number	Description
10(h)(3)(K)	Amendment and Restatement of Leasehold Deed of Trust and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and Robert J. Pinstein, and The Northwestern Mutual Life Insurance Company, for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(n) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(3)(L)	Mortgage and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Seminole County, Florida. Incorporated by reference to Exhibit 10(o) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(3)(M)	Deed to Secure Debt and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for DeKalb County, Georgia. Incorporated by reference to Exhibit 10(p) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(3)(N)	Deed to Secure Debt and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Gwinnett County, Georgia. Incorporated by reference to Exhibit 10 (q) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(4)(A)	Environmental Indemnity Agreement, dated December 16, 1996, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company and others. Incorporated by reference to Exhibit 10(j)(4) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997).
10(h)(4)(B)	Environmental Indemnity Agreement, dated September 2, 1999, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company and others. Incorporated by reference to Exhibit 10(j)(12) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997).
10(h)(4)(C)	First Amendment to Environmental Indemnity Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(f) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(4)(D)	Third Amendment to Environmental Indemnity Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(g) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(5)(A)	Certificate of Borrower contained in letter, dated December 16, 1996, from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(5) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997).
10(h)(5)(B)	Certificate of Borrower contained in letter, dated September 2, 1999, from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(13) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997).
10(h)(5)(C)	Certification of Borrower, dated December 3, 2001, from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(aa) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(6)(A)	Absolute Assignment of Leases and Rents from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company, dated December 16, 1996, for Duval, Leon, Orange and Pinellas Counties, Florida, Greenville County, South Carolina, Shelby County, Tennessee, and Bexar, El Paso and Travis Counties, Texas. Incorporated by reference to Exhibit 10(j)(3)(B) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997).

Exhibit Number	Description
10(h)(6)(B)	Absolute Assignment of Leases and Rents from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company, dated September 2, 1999, for Duval, Leon, Orange and Pinellas Counties, Florida, Greenville County, South Carolina, Shelby County, Tennessee, and Bexar, El Paso and Travis Counties, Texas. Incorporated by reference to Exhibit 10(j)(11) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997).
10(h)(6)(C)	Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Orange County, Florida. Incorporated by reference to Exhibit 10(r) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(6)(D)	Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Pinellas County, Florida. Incorporated by reference to Exhibit 10(s) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(6)(E)	Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Duval County, Florida. Incorporated by reference to Exhibit 10(t) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(6)(F)	Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Leon County, Florida. Incorporated by reference to Exhibit 10(u) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(6)(G)	Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(v) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(6)(H)	Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Seminole County, Florida. Incorporated by reference to Exhibit 10(w) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(6)(I)	Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for DeKalb County, Georgia. Incorporated by reference to Exhibit 10(x) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)(6)(J)	Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Gwinnett County, Georgia. Incorporated by reference to Exhibit 10(y) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(h)7	Side Letter Regarding Land Use Opinion, dated December 6, 2001, from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(z) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997).
10(i)(1)	The Revolving Credit Loan Agreement dated as of December 28, 2001 among Koger Equity, Inc. and Fleet National Bank, as Arranger and Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent, and The Lenders Party Hereto. Incorporated by reference to Exhibit 10(a)(1) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(2)(A)	The Revolving Credit Note dated January 8, 2002 issued by Koger Equity, Inc. to Fleet National Bank in the principal amount of up to $55,000,000. Incorporated by reference to Exhibit 10(a)(2)(A) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).

Exhibit Number	Description
10(i)(2)(B)	The Revolving Credit Note dated December 28, 2001 issued by Koger Equity, Inc. to Wells Fargo Bank, National Association, in the principal amount of up to $40,000,000. Incorporated by reference to Exhibit 10(a)(2)(B) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(2)(C)	The Revolving Credit Note dated December 28, 2001 issued by Koger Equity, Inc. to Compass Bank, an Alabama banking corporation, in the principal amount of up to $20,000,000. Incorporated by reference to Exhibit 10(a)(2)(C) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(2)(D)	The Revolving Credit Note dated January 8, 2002 issued by Koger Equity, Inc. to Comerica Bank in the principal amount of up to $10,000,000. Incorporated by reference to Exhibit 10(a)(2)(D) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(2)(E)	The Swingline Note dated December 28, 2001 issued by Koger Equity, Inc. to Fleet National Bank in the principal amount of up to $2,500,000. Incorporated by reference to Exhibit 10(a)(2)(E) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(3)(A)	The Deed to Secure Debt and Security Agreement dated as of December 28, 2001 relating to that portion of the Collateral located in the State of Georgia granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(3)(A) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(3)(B)	The Deed of Trust and Security Agreement dated as of December 28, 2001 relating to that portion of the Collateral located in the State of North Carolina granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(3)(B) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(3)(C)	The Mortgage and Security Agreement dated as of December 28, 2001 relating to that portion of the Collateral located in the State of Florida granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(3)(C) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(4)(A)	The Assignment of Leases and Rents dated as of December 28, 2001 relating to that portion of the Collateral located in the State of Georgia granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(4)(A) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(4)(B)	The Assignment of Leases and Rents dated as of December 28, 2001 relating to that portion of the Collateral located in the State of North Carolina granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(4)(B) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(4)(C)	The Assignment of Leases and Rents dated as of December 28, 2001 relating to that portion of the Collateral located in the State of Florida granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(4)(C) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(5)(A)	The Indemnity Agreement Regarding Hazardous Materials, dated as of December 28, 2001, relating to that portion of the Collateral located in the State of Georgia. Incorporated by reference to Exhibit 10(a)(5)(A) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(i)(5)(B)	The Indemnity Agreement Regarding Hazardous Materials, dated as of December 28, 2001, relating to that portion of the Collateral located in the State of North Carolina. Incorporated by reference to Exhibit 10(a)(5)(B) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).

Exhibit Number	Description
10(i)(5)(C)	The Indemnity Agreement Regarding Hazardous Materials, dated as of December 28, 2001, relating to that portion of the Collateral located in the State of Florida. Incorporated by reference to Exhibit 10(a)(5)(C) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997).
10(j)	Management Agreement, dated June 16, 2000, between Koger Equity, Inc. and Crocker Realty Trust, L.P., a Delaware limited partnership. Incorporated by reference to Exhibit 10(j) of Form 10-K filed by the Registrant for the period ended December 31, 2000 (File No. 1-9997).
10(k)	Purchase and Sale Agreement by and among Koger Equity, Inc., as Seller, and AREIF II Realty Trust, Inc., a Maryland corporation, as Buyer, dated as of August 23, 2001. Incorporated by reference to Exhibit 10 on Form 8-K, dated August 23, 2001, filed by the Registrant on August 27, 2001 (File No. 1-9997).
10(l)(1)	Amended and Restated Agreement of Limited Partnership of Koger-Vanguard Partners, L.P., dated as of October 22, 1998, between Koger Equity, Inc. as General Partner and certain persons as Limited Partners of Koger-Vanguard Partners, L.P. Incorporated by reference to Exhibit 12 on Form 8-K, dated October 22, 1998, filed by the Registrant on December 31, 1998 (File No. 1-9997).
10(l)(2)	Agreement Regarding Purchase and Transfer of Partnership Interest dated as of January 4, 2002 between Koger Equity, Inc. and 77 Center Investors Limited Partnership and 77 Center Investors II Limited Partnership. Incorporated by reference to Exhibit 10(a) on Form 8-K, dated January 4, 2002, filed by the Registrant on March 15, 2002 (File No. 1-9997).
10(l)(3)	Assignment and Transfer of Partnership, dated as of January 7, 2002 between 77 Center Investors Limited Partnership and 77 Center Investors II Limited Partnership and Koger Equity, Inc. and Koger Realty Services, Inc. Incorporated by reference to Exhibit 10(b) on Form 8-K, dated January 4, 2002, filed by the Registrant on March 15, 2002 (File No. 1-9997).
11	Earnings Per Share Computations.*
21	Subsidiaries of the Registrant.*
23	Independent Auditors' Consent.*

*Filed with this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, Koger Equity, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOGER EQUITY, INC.

By: /s/ Victor A. Hughes, Jr.
Victor A. Hughes, Jr.
Chairman of the Board

Date: March 21, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Victor A. Hughes, Jr. (VICTOR A. HUGHES, JR.)	Chairman of the Board	March 21, 2002
/s/ Thomas J. Crocker (THOMAS J. CROCKER)	Chief Executive Officer and Director	March 21, 2002
/s/ Robert E. Onisko (ROBERT E. ONISKO)	Chief Financial Officer	March 21, 2002
/s/ James L. Stephens (JAMES L. STEPHENS)	Vice President and Chief Accounting Officer	March 21, 2002
/s/ D. Pike Aloian (D. PIKE ALOIAN)	Director	March 21, 2002
/s/ Benjamin C. Bishop (BENJAMIN C. BISHOP)	Director	March 21, 2002
/s/ David B. Hiley (DAVID B. HILEY)	Director	March 21, 2002
/s/ John R. S. Jacobsson (JOHN R. S. JACOBSSON)	Director	March 21, 2002
/s/ George F. Staudter (GEORGE F. STAUDTER)	Director	March 21, 2002
/s/ James C. Teagle (JAMES C. TEAGLE)	Director	March 21, 2002

General Information

Board of Directors

D. Pike Aloian
Benjamin C. Bishop, Jr.
Thomas J. Crocker
David B. Hiley
Victor A. Hughes, Jr., Chairman of the Board
John R. S. Jacobsson
George F. Staudter
James C. Teagle

Senior Officers

Thomas J. Crocker, *Chief Executive Officer*
Robert E. Onisko, *Chief Financial Officer*
Christopher L. Becker, *Senior Vice President*
Thomas C. Brockwell, *Senior Vice President*
Drew P. Cunningham, *Senior Vice President*
James L. Stephens, *Vice President and Chief Accounting Officer*

Counsel

Ropes & Gray
Boston, Massachusetts

Boling & McCart
(a professional association)
Jacksonville, Florida

White & Case, LLP
Miami, Florida

Independent Certified Public Accountants

Deloitte & Touche LLP

Stock Listing

New York Stock Exchange
Common Stock Symbol: KE

Common Stock Transfer Agent, Dividend Paying Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Wells Fargo Shareowner Services
Post Office Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716 or
(651) 450-4064

Dividend Reinvestment Plan

Stockholders may elect to have dividends automatically reinvested in additional shares of Koger Equity, Inc. common stock. For information about dividend reinvestment, contact Wells Fargo Bank at (800) 468-9716.

Automatic Dividend Deposit

Stockholders may elect to have dividends automatically deposited into the financial institution of their choice. For information about automatic dividend deposit, contact Wells Fargo Bank at (800) 468-9716.

Koger Equity, Inc.

Corporate Office
433 Plaza Real, Suite 335
Boca Raton, Florida 33432
(561) 447-1890
Internet address: www.koger.com